Exhibit 2.1

ARRANGEMENT AGREEMENT

BETWEEN

XYLEM INC.

-AND-

PURE TECHNOLOGIES LTD.

December 8, 2017

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc.	10
1.3	Number, etc.	10
1.4	Date for Any Action	11
1.5	Entire Agreement	11
1.6	Currency	11
1.7	Accounting Matters	11
1.8	Disclosure in Writing	11
1.9	References to Legislation	11
1.10	Knowledge	11
1.11	No Strict Construction	12
1.12	Time References	12
1.13	Schedules	12

ARTICLE 2 THE ARRANGEMENT AND MEETING		12

2.1	Plan of Arrangement	12
2.2	Circular and Pure Meeting	13
2.3	General	14
2.4	Filing of Certificate	14
2.5	Treatment of Options	14
2.6	Treatment of DSUs	15
2.7	Treatment of PSUs and RSUs	16
2.8	Officers and Employees	16
2.9	Indemnities and Directors’ and Officers’ Insurance	16
2.10	Withholding Taxes	17
2.11	Support Agreements	17
2.12	Purchaser Funds; Promissory Note	17

ARTICLE 3 COVENANTS		17

3.1	Covenants of Purchaser	17
3.2	Covenants of Pure	20
3.3	Mutual Covenants Regarding the Arrangement	24
3.4	Pure’s Covenants Regarding Non-Solicitation	28
3.5	Access to Information	31

ARTICLE 4 REPRESENTATIONS AND WARRANTIES		32

4.1	Representations and Warranties of Purchaser	32
4.2	Representations and Warranties of Pure	34
4.3	Privacy Issues	45

ARTICLE 5 CONDITIONS PRECEDENT		46

5.1	Mutual Conditions Precedent	46
5.2	Additional Conditions to Obligations of Purchaser	47
5.3	Additional Conditions to Obligations of Pure	48
5.4	Notice and Effect of Failure to Comply with Covenants or Conditions	49
5.5	Satisfaction of Conditions	50

i

ARTICLE 6 AGREEMENT AS TO DAMAGES		50

6.1	Purchaser Damages	50
6.2	Liquidated Damages and Specific Performance	51

ARTICLE 7 AMENDMENT		51

7.1	Amendment	51

ARTICLE 8 TERMINATION		52

8.1	Termination	52

ARTICLE 9 NOTICES		53

9.1	Notices	53

ARTICLE 10 GENERAL		54

10.1	Assignment and Enurement	54
10.2	Disclosure	54
10.3	Costs	54
10.4	Severability	55
10.5	Further Assurances	55
10.6	Time of Essence	55
10.7	Governing Law	55
10.8	Injunctive Relief	55
10.9	Waiver	55
10.10	Third Party Beneficiaries	56
10.11	Counterparts	56

SCHEDULE “A” — Plan of Arrangement		A-1
SCHEDULE “B” — Form of Support Agreements		B-1

ii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated the 8th day of December, 2017, BETWEEN:

XYLEM INC., a corporation incorporated under the laws of the State of Indiana (“Purchaser”)

- and -

PURE TECHNOLOGIES LTD., a corporation existing under the laws of the Province of Alberta (“Pure”)

WHEREAS the Parties (as defined herein) wish to propose an arrangement involving Pure and the Pure Securityholders (as defined herein), whereby the Purchaser will acquire all of the issued and outstanding Shares (as defined herein) by way of an arrangement under section 193 of the Business Corporations Act (Alberta); and

AND WHEREAS Purchaser and Pure have entered into this Agreement to provide for the matters referred to in the foregoing recital and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), Purchaser and Pure hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, including the recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

(a)	“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)	“Acquisition Proposal” means the making of any proposal or offer by any Person, or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids), other than Purchaser or any Person acting jointly or in concert with Purchaser and excluding the Arrangement and the transactions contemplated by this Agreement, whether or not such proposal or offer is subject to due diligence or other conditions, which constitutes (whether in one transaction or a series of transactions):

(i)	any direct or indirect sale, issuance or acquisition of securities of Pure that, when taken together with any securities of Pure held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror, and assuming the conversion of any convertible securities held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror, would constitute beneficial ownership of 20% or more of the outstanding securities of Pure or rights or interests therein;

(ii)	any direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase) of 20% or more of the assets of Pure;

(iii)	an amalgamation, arrangement, merger, business combination, consolidation or similar transaction involving Pure;

(iv)	a take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Pure; or

(v)	any other transaction, the consummation of which would reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the consummation of the Arrangement, or which would or could reasonably be expected to materially reduce the benefits to Purchaser of the Arrangement, except that for the purpose of the definition of “Superior Proposal”, the references in this definition of “Acquisition Proposal” to “20% or more of the outstanding securities” shall be deemed to be references to “50% or more of the outstanding securities”, and the references to “20% or more of the assets” shall be deemed to be references to “all or substantially all of the assets”;

(c)	“affiliate” means any Person that is affiliated with another Person in accordance with meaning of the Securities Act (Alberta);

(d)	“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Arrangement Agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(e)	“Agreement Date” means December 8, 2017;

(f)	“Applicable Laws” means, in any context that refers to one or more Persons, the Laws that apply to such Person or Persons or his/her/its/their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or his/hers/its/their business, undertaking, property or securities;

(g)	“Applicable Securities Laws” means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, notices, blanket orders and policies published and/or promulgated thereunder and the rules and policies of the TSX, in each case as such may be amended from time to time prior to the Effective Date;

(h)	“Arrangement” means the arrangement, pursuant to Section 193 of the ABCA, on the terms set out in the Plan of Arrangement;

(i)	“Arrangement Resolution” means the special resolution in respect of the Arrangement to be considered by the Pure Shareholders and, subject to Section 2.5, the Pure Optionholders, at the Pure Meeting;

(j)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, to give effect to the Arrangement;

(k)	“associate” has the meaning ascribed thereto in the Securities Act (Alberta);

(l)	“Balance Sheet” has the meaning ascribed thereto in Section 4.2(m)(i);

(m)	“Business Day” means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta and New York, New York, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta or New York;

(n)	“Capital Program and Budget” means the capital program and budget of Pure attached as Section 1.1(n) of the Disclosure Letter;

(o)	“Certificate” means the certificate or other proof of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(p)	“Circular” means the notice of meeting and accompanying management information circular and proxy statement of Pure, including all appendices, schedules and exhibits thereto, to be sent by Pure to the Pure Securityholders in connection with the Pure Meeting, as amended, supplemented or otherwise modified;

(q)	“Closing Date” means the date on which the Articles of Arrangement will be filed with the Registrar, which date will be the third Business Day after the satisfaction or waiver (subject to Applicable Laws) of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article 5, or such other date as may be agreed to in writing by Purchaser and Pure;

(r)	“Confidentiality Agreement” means the confidentiality agreement between Pure and Purchaser dated October 25, 2017;

(s)	“Contract” means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations or to which any of its assets is subject;

(t)	“Court” means the Court of Queen’s Bench of Alberta;

(u)	“Credit Agreement” means the credit agreement dated July 22, 2015 among Pure, the Lender and certain subsidiaries of Pure, as amended from time to time, pursuant to which: (i) Pure may draw down on a revolving credit facility up to a maximum of $10 million; (ii) Pure is provided a $10 million letter of credit facility; and (iii) Pure is provided with a $1.5 million corporate MasterCard facility;

(v)	“Data Room” means the electronic data room hosted by the Financial Advisor in connection with the transactions contemplated hereby;

(w)	“Data Room Information” means any information contained in the files, reports, data, documents and other materials relating to Pure as provided in the Data Room, whether or not password protected, including the documents described on the list of specifically disclosed documents recorded therein, in each case provided by Pure to Purchaser or its representatives or advisors before the Agreement Date;

(x)	“Depositary” means Computershare Trust Company of Canada, or such other Person that may be appointed by the Parties in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing Shares;

(y)	“Disclosing Party” has the meaning ascribed thereto in Section 3.3(d)(iii) or Section 4.3(a), as applicable;

(z)	“Disclosure Letter” means the disclosure letter dated the Agreement Date from Pure to Purchaser;

(aa)	“Dissent Rights” has the meaning ascribed thereto in the Plan of Arrangement;

(bb)	“DSU Plan” means the deferred share unit plan of Pure providing for the grant of DSUs to non-executive directors of Pure dated effective March 12, 2015;

(cc)	“DSUs” means the deferred share units issued or outstanding under the DSU Plan;

(dd)	“Effective Date” means the date the Arrangement becomes effective under the ABCA, being the date shown on the Certificate;

(ee)	“Effective Time” means the time on the Effective Date when the Arrangement becomes effective pursuant to the ABCA;

(ff)	“Employee Obligations” means the obligations of Pure to pay any amount to or on behalf of its officers, directors, employees or consultants, other than salary and benefits (or retainer in the case of directors) and vacation pay in the ordinary course of business and in each case in amounts consistent with historic practices, pursuant to all employment, consulting services and change of control agreements (including the Employment Agreements), termination, severance and retention plans or policies for severance, termination or bonus payments and any payments or compensation pursuant to any other incentive plans (excluding the outstanding Options and Incentive Awards) in each case in effect on the date hereof and disclosed in writing or otherwise required pursuant to Applicable Laws;

(gg)	“Employment Agreements” means the employment agreements entered into between Pure and certain officers and employees of Pure;

(hh)	“Encumbrance” means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust deeds, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or assets, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) (whether by Applicable Laws, contract or otherwise) against title to any of the property or asset, or any part thereof or interest therein or capable of becoming any of the foregoing;

(ii)	“Environment” means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;

(jj)	“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all Laws relating to the Environment or health and safety matters of the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including, without limitation, Laws governing the use and storage of Hazardous Substances;

(kk)	“Fairness Opinion” means the opinion of the Financial Advisor, to the effect that the consideration to be received by the Pure Shareholders under the Arrangement is fair, from a financial point of view, to the Pure Shareholders;

(ll)	“Final Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by the Court;

(mm)	“Financial Advisor” means National Bank Financial Inc., in its capacity as financial advisor to the special committee of Pure;

(nn)	“Financial Statements” means, collectively, the annual financial statements of Pure as at and for the years ended December 31, 2016 and 2015, together with the notes thereto and the auditor’s report thereon, and the unaudited interim financial statements of Pure as at and for three and nine month periods ended September 30, 2017, together with the notes thereto;

(oo)	“GAAP” means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Boards;

(pp)	“Governmental Authority” means: (i) any domestic or foreign, federal, provincial, territorial, state, municipal or local governmental, regulatory or administrative authority, department, court, agency, commission, board or tribunal or official, including any political subdivision thereof; (ii) any quasi-governmental or private body exercising any regulatory, expropriation or Taxing Authority under or for the account of any of the foregoing; and (iii) the TSX;

(qq)	“Governmental Authorization” has the meaning ascribed thereto in Section 4.2(p);

(rr)	“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws;

(ss)	“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

(tt)	“HSR Approval” means early termination shall have been granted or any waiting periods applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated following filing of a Notification and Report Form;

(uu)	“Incentive Awards” means the outstanding DSUs, RSUs and PSUs granted under the Incentive Plans;

(vv)	“Incentive Plans” means, collectively, the DSU Plan and the PRSU Plan of Pure providing for the grant of DSUs, RSUs and PSUs to directors, officers and employees of Pure;

(ww)	“Interim Order” means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Pure Meeting, as such order may be affirmed, amended or modified by the Court;

(xx)	“Laws” means all domestic and foreign, federal, provincial, territorial, state, municipal or local laws (including, for greater certainty, common law), all statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Securities Laws) and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority or self-regulatory authority;

(yy)	“Lenders” means Bank of Montreal, and any financial institution which may later become a lender under the Credit Agreement;

(zz)	“Loan Payment” has the meaning ascribed thereto in Section 2.12;

(aaa)	“material adverse change” or “material adverse effect” means any fact or state of facts, circumstance, change, effect, occurrence or event that, individually or in the aggregate, (a) prevents or materially delays, or would reasonably be expected to prevent or materially delay, the consummation of the Arrangement or materially impairs, or would reasonably be expected to materially impair, the ability of Pure to perform its obligations under this Agreement, or (b) is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), business, operations, properties, assets, liabilities (contingent or otherwise) or results of operations of Pure and the Pure Subsidiaries taken as a whole other than a change, effect, occurrence or event relating to or resulting from:

(i)	conditions affecting the water services industry as a whole or generally in jurisdictions in which Pure carries on business;

(ii)	any change in GAAP first proposed after the date hereof;

(iii)	any change in Applicable Laws or Taxes (or the interpretation, application or non-application thereof of any such changes);

(iv)	general economic, financial, political, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere;

(v)	any change in the market price of commodities on a current or forward basis;

(vi)	any matter disclosed in writing by Pure to Purchaser prior to the date hereof;

(vii)	any action taken (or omitted to be taken) by Pure that is consented to by the Purchaser expressly in writing;

(viii)	a change in the market trading price or trading volume of the Shares;

(ix)	the mere failure of Pure to meet any internal or published projections, forecasts or estimates of revenues, earnings, or cash flows disclosed in writing by Pure to Purchaser or in the Public Record; or

(x)	that relates to or arises out of the public announcement of this Agreement or the transactions contemplated hereby, including, but not limited to, any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of Pure or any of its subsidiaries with any of its employees, customers, distributors, suppliers or partners, provided, however, that the change or effect referred to in (i), (ii), (iii), (iv) or (v) above does not primarily relate only to (or have the effect of primarily relating only to) Pure, compared to other entities of similar size and operating in the same industry as Pure, in which case, the relevant exclusion from this definition of material adverse change or material adverse effect referred to in (i), (ii), (iii), (iv) or (v) above will not be applicable.

(bbb)	“material change” has the meaning ascribed thereto in the Securities Act (Alberta);

(ccc)	“Material Contracts” has the meaning ascribed thereto in Section 4.2(y);

(ddd)	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(eee)	“misrepresentation” has the meaning ascribed thereto in the Securities Act (Alberta);

(fff)	“Option Plan” means the stock option plan of Pure dated effective as of August 3, 2017, providing for the grant of Options to certain employees, officers, directors and consultants of Pure as approved by the board of directors;

(ggg)	“Options” means the outstanding stock options of Pure granted under the Option Plan, whether or not vested, entitling the holders thereof the option to purchase Shares;

(hhh)	“Outside Date” means May 31, 2018, or such later date as the Purchaser and Pure may agree in writing;

(iii)	“Parties” means, collectively, Purchaser and Pure, and “Party” means any of them;

(jjj)	“Permitted Dividends” means regular quarterly dividends to Pure Shareholders not in excess of $0.03 in cash per Share for each such quarterly dividend;

(kkk)

“Permitted Encumbrances” means: (i) easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, and wires; (ii) the regulations and any rights reserved to or vested in any municipality or governmental, statutory or public authority to levy Taxes or to control or regulate Pure’s interests in any manner; (iii) undetermined or inchoate mechanics’ liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Effective Time; (iv) liens for Taxes, assessments, and governmental charges that are not due and payable or delinquent; (v) liens incurred or created in the ordinary course of business as security in favour of a Person for charges, costs or expenses that are not due and payable or delinquent; (vi) any Encumbrances granted in the ordinary course of business to any Governmental Authority; and (vii) any Encumbrances under the Credit Agreement or the security provided thereunder;

(lll)	“Person” includes any individual, firm, partnership, joint venture, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

(mmm)	“Plan of Arrangement” means the plan of arrangement in the form set out in Schedule “A” to this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms thereof;

(nnn)	“Plans” has the meaning ascribed thereto in Section 4.2(bb);

(ooo)	“PRSU Plan” means the performance and restricted share unit plan of Pure providing for the grant of RSUs and/or PSUs to employees of Pure dated effective May 12, 2015;

(ppp)	“PSUs” means the performance share units issued or outstanding under the PRSU Plan;

(qqq)	“Public Record” means all information filed by Pure since January 1, 2016 with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Securities Laws, which is available for public viewing on the SEDAR website at www.sedar.com under Pure’s profile;

(rrr)	“Purchaser Damages Event” has the meaning ascribed thereto in Section 6.1;

(sss)	“Purchaser Information” means the information describing Purchaser and its business, operations and affairs required to be included in the Circular (including information incorporated into the Circular by reference) under Applicable Securities Laws;

(ttt)	“Purchaser Termination Fee” means $25,000,000;

(uuu)	“Pure Information” means the information describing Pure and its business, operations and affairs required to be included in the Circular (including information incorporated into the Circular by reference) under Applicable Securities Laws;

(vvv)	“Pure Meeting” means the special meeting of Pure Securityholders, to be called and held in accordance with this Agreement and the Interim Order to permit the Pure Securityholders to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

(www)	“Pure Optionholders” means the holders of Pure Options;

(xxx)	“Pure Securityholders” means, collectively, the Pure Shareholders and, subject to Section 2.5, the Pure Optionholders;

(yyy)	“Pure Shareholder Approval” means the approval of the Arrangement Resolution by the Pure Shareholders and, subject to Section 2.5, the Pure Optionholders, at the Pure Meeting, voting together as a single class, in accordance with the Interim Order;

(zzz)	“Pure Shareholders” means the holders from time to time of Shares;

(aaaa)	“Pure Subsidiaries” means the subsidiaries of Pure set out in Section 1.1 of the Disclosure Letter;

(bbbb)	“Receiving Party” has the meaning ascribed thereto in Section 3.3(d)(iii);

(cccc)	“Recipient” has the meaning ascribed thereto in Section 4.3(a);

(dddd)	“Registrar” means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

(eeee)	“Regulatory Approvals” means, collectively, the: (i) HSR Approval; and (ii) such other rulings, consents, waivers, permits, exemptions, reviews, orders, decisions or approvals of, or any registration and filing with, any Governmental Authority, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Authority, in each case required or advisable under Laws in connection with the Arrangement; except, in the case of (ii) only, for those rulings, consents, waivers, permits, exemptions, reviews, orders, decisions or approvals of, or any registration and filing with, any Governmental Authority, the failure of which to obtain individually or in the aggregate, would not reasonably be expected to materially delay or impede the consummation of the Arrangement;

(ffff)	“Representatives” has the meaning ascribed thereto in Section 3.4(a);

(gggg)	“Returns” means all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(hhhh)	“RSUs” means the restricted share units issued or outstanding under the PRSU Plan;

(iiii)	“Share Consideration” means $9.00 per Share;

(jjjj)	“Shares” means the common shares of Pure;

(kkkk)	“subsidiary” has the meaning ascribed thereto in the Securities Act (Alberta);

(llll)	“Superior Proposal” has the meaning ascribed thereto in Section 3.4(b)(vi)(A);

(mmmm)	“Support Agreements” means the support agreements, substantially in the form attached as Schedule “B” hereto, entered into between Purchaser and the Supporting Securityholders, in their capacities as Pure Shareholders;

(nnnn)	“Supporting Securityholders” means each of the directors and officers of Pure in respect of Shares and Options beneficially owned by them, as applicable;

(oooo)	“Surrender Agreements” means the agreements to be entered into by Pure and Pure Optionholders pursuant to which Pure Optionholders have agreed or shall agree to exercise or surrender such Options, in accordance with the provisions of Section 2.5 and the Option Plan;

(pppp)	“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, which taxes shall include, without limiting the generality of the foregoing, all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, taxes levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, minimum, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all employment insurance, health insurance and Canada Pension Plan and other Governmental Authority pension plan and workers compensation premiums or contributions including any interest, fines or penalties for failure to withhold, collect or remit any tax;

(qqqq)	“Tax Act” means the Income Tax Act (Canada) R.S.C. 1985, c. 1 (5th Supp.) as amended, including the regulations promulgated thereunder;

(rrrr)	“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax (domestic or foreign);

(ssss)	“Third Party Beneficiaries” has the meaning ascribed thereto in Section 10.10;

(tttt)	“Transaction Costs” means all costs and expenses incurred by Pure in connection with the Arrangement, including all legal, regulatory, accounting, engineering, audit, financial, strategic or other advisory, solicitation and shareholder communication costs, printing and other administrative and professional fees, director and officer run-off insurance, and other costs and expenses incurred by Pure in connection with the Arrangement;

(uuuu)	“Transferred Information” has the meaning ascribed thereto in Section 4.3(a);

(vvvv)	“TSX” means the Toronto Stock Exchange; and

(wwww)	“United States” means the United States of America.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms, companies and corporations and vice versa.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.

1.5	Entire Agreement

This Agreement and the Confidentiality Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. For greater certainty, the Support Agreements are separate agreements between the parties thereto and are unaffected by this Section 1.5.

1.6	Currency

All sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature that are required to be made shall be made in a manner consistent with GAAP.

1.8	Disclosure in Writing

Reference to disclosure in writing by Pure to Purchaser herein shall be construed for purposes of this Agreement as referring to:

(a)	information expressly contained in the Disclosure Letter; and

(b)	matters expressly disclosed in this Agreement or in the Schedules hereto.

1.9	References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.10	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of Pure, it refers to the actual knowledge after reasonable inquiry of the Executive Chairman; President and Chief Executive Officer; Vice Chairman and Chief Technology Officer; Executive Vice President and Chief Operating Officer; Chief Legal Officer & Corporate Secretary; and Vice President and Chief Financial Officer, and, following such reasonable inquiry, does not include: (a) the knowledge or awareness of any other individual; or (b) any other constructive, implied or imputed knowledge.

1.11	No Strict Construction

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.12	Time References

References to time are to local time, Calgary, Alberta.

1.13	Schedules

The following schedules attached hereto are incorporated into, and form an integral part of, this Agreement:

Schedule “A” – Plan of Arrangement

Schedule “B” – Form of Support Agreement

ARTICLE 2

THE ARRANGEMENT AND MEETING

2.1	Plan of Arrangement

(a)	Subject to the terms of this Agreement, the Parties agree to carry out the Arrangement in accordance with the terms of the Plan of Arrangement.

(b)	By no later than 10 days after the date hereof, or as soon as reasonably practicable thereafter, Pure will apply to the Court, in a manner acceptable to Purchaser, acting reasonably, for the Interim Order and thereafter will diligently seek the Interim Order and, upon receipt thereof, Pure will promptly carry out the terms of the Interim Order to the extent applicable to it. The Interim Order will provide, among other things:

(i)	for the calling and holding of the Pure Meeting, including the record date for determining the Persons to whom notice of the Pure Meeting is to be provided and for the manner in which such notice is to be provided;

(ii)

that, subject to the approval of the Court and Section 2.5, the requisite approval for the Arrangement Resolution by Pure Shareholders and Pure Optionholders shall be Pure Shareholders and Pure Optionholders, voting together as a single class, holding in aggregate not less than 66 2/3% of the votes cast on the Arrangement Resolution by Pure Shareholders and Pure Optionholders, present in person or represented by proxy at the Pure Meeting and, if required by MI 61-101, a majority of the votes cast by Pure Shareholders after excluding the votes cast in respect of Shares or Options, as applicable, held by Persons whose votes may not be included in determining if such minority approval is obtained in accordance with MI 61-101;

(iii)	for the grant of Dissent Rights as provided for in the Plan of Arrangement and Interim Order;

(iv)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(v)	that the Pure Meeting may be adjourned or postponed from time to time by Pure with the consent of Purchaser without the need for further approval from the Court.

(c)	Provided the Pure Shareholder Approval and all such other approvals as may be required under the Interim Order are obtained not later than three Business Days prior to the Outside Date, subject to the terms of this Agreement, Pure shall, as soon as reasonably practicable following the Pure Meeting, submit the Arrangement to the Court and apply for the Final Order.

(d)	Pure will ensure that all material filed with the Court in connection with the Arrangement is consistent with the terms of this Agreement and the Plan of Arrangement.

2.2	Circular and Pure Meeting

(a)	As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, Pure shall, with assistance from Purchaser: (i) prepare the Circular and cause the Circular to be mailed to the Pure Securityholders and filed with applicable securities regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be filed by no later than 15 days after the date hereof; and (ii) call, give notice of and convene the Pure Meeting by no later than 50 days after the date hereof (and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Pure Meeting without the prior written consent of Purchaser, except as required for quorum purposes (in which case, the Pure Meeting, shall be adjourned and not cancelled) or as required by Law, by a Governmental Authority or as required or permitted under Section 3.4(b)(viii), 8.1(c) or 8.1(d)) at which meeting the Arrangement Resolution shall be submitted to the Pure Securityholders entitled to vote upon such resolution for approval.

(b)	Pure shall, with assistance from Purchaser, cause the Circular to be prepared in compliance, in all material respects, with Applicable Securities Laws and to provide the Pure Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be considered at the Pure Meeting and shall include, without limitation: (i) the Pure Information; (ii) a copy of the Fairness Opinion; (iii) the approvals determination, and recommendations of the board of directors of Pure as set out in Section 2.2(c); and (iv) the Purchaser Information.

(c)	The Circular shall state that the board of directors of Pure has unanimously: (i) determined that the Arrangement is in the best interests of Pure and the Pure Shareholders; (ii) resolved to recommend that Pure Shareholders vote in favour of the Arrangement; and (iii) determined that the consideration to be received by the Pure Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pure Shareholders.

(d)	Purchaser shall, in a timely manner, provide Pure with the Purchaser Information, and such other information relating to Purchaser as Pure may reasonably request for inclusion in the Circular (including all necessary third party consents, if any), so as to permit Pure to comply with the timeline set out above in this Section 2.2.

(e)	Pure shall, subject to compliance with Applicable Securities Laws, incorporate the Purchaser Information into the Circular in the form provided or approved by Purchaser and Pure and shall provide Purchaser and its counsel with an opportunity to review and comment on the Circular and any other relevant documentation and shall give due consideration to all comments made by Purchaser provided that all information relating solely to the Purchaser shall be in form and content satisfactory to Purchaser, acting reasonably, and shall comply with Applicable Securities Laws.

(f)	Pure shall ensure that the Pure Information included in the Circular does not, at the time of the mailing of the Circular, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made (provided that Pure shall not be responsible for the accuracy of any information furnished by Purchaser for the purpose of inclusion in the Circular).

(g)	Purchaser shall ensure that the Purchaser Information provided by them for inclusion in the Circular does not, at the time of the mailing of the Circular, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.

2.3	General

Pure shall provide Purchaser and its counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed by Pure with the Court in connection with the Arrangement and any supplement or amendment thereto, provide counsel to Purchaser, on a timely basis, with copies of any notice of appearance and evidence served on Pure or its counsel in respect of the application for Interim Order and the application for the Final Order or any appeal therefrom, and of any notice (written or oral) received by Pure indicating an intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order, and provide Purchaser an opportunity to participate, to the extent allowed by Applicable Law, in any proceeding with a Governmental Authority regarding the foregoing.

2.4	Filing of Certificate

On the Closing Date, the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement will be filed with the Registrar who will then issue the Certificate. The Certificate will be conclusive evidence that the Arrangement has become effective on, and be binding on and after, the Effective Time.

2.5	Treatment of Options

(a)	The particulars of Options outstanding as at the Agreement Date have been disclosed by Pure in Section 2.5(a) of the Disclosure Letter, including: (i) the holders of Options and the number of Options held by them; (ii) the date of grant; (iii) the date of expiry; (iv) the exercise price of each Option; (v) the applicable vesting dates; and (vi) the number of Shares issuable on exercise of each Option.

(b)	With respect to the Options outstanding, the Parties acknowledge and agree that: (i) the vesting of the outstanding Options will be accelerated, conditional upon the occurrence of the Effective Time; (ii) Pure may facilitate the exercise or surrender of Options prior to the Effective Time; and (iii) Pure and the directors of Pure may take all such actions as are necessary or desireable to effect the foregoing.

(c)	Pure agrees that, prior to the time that the application for the Interim Order is heard, it shall make commercially reasonable efforts to obtain a Surrender Agreement from each Pure Optionholder, which Surrender Agreement shall provide that each Pure Optionholder agrees, conditional upon the occurrence of the Effective Time, to surrender effective immediately before the Effective Time all Options, for cancellation in exchange for a payment equal to the positive difference, if any, obtained by subtracting the exercise price of the surrendered Option from the Share Consideration per Share, less applicable Tax withholdings, to each Pure Optionholder for each surrendered Option.

(d)	The Parties acknowledge and agree that, if applicable:

(i)	Pure will elect under Subsection 110(1.1) of the Tax Act, in prescribed form, in respect of any Option surrendered pursuant to a Surrender Agreement or pursuant to the terms of the Arrangement, as applicable, that neither Pure, nor any person who does not deal at arm’s length with Pure, will deduct, in computing income for the purposes of the Tax Act, any amount in respect of a cash payment made to Pure Optionholders in consideration for the surrender of their Options; and

(ii)	Pure will provide Pure Optionholders who have surrendered their Options with evidence in writing of the election under Subsection 110(1.1) of the Tax Act.

(e)	To the extent that any Options are exercised or conditionally exercised to purchase Shares prior to the Effective Time, Pure shall ensure that the holder of such Options delivers to Pure, prior to the Effective Time, a cash payment equal to the sum of the aggregate exercise price for the Options so exercised and the amount of any Taxes that Pure is required to remit to a Taxing Authority in respect of the exercise of such Options.

(f)	To the extent that any Options are not exercised or surrendered prior to the Effective Date, such Options shall be subject to the terms and provisions of the Plan of Arrangement. Purchaser agrees that the board of directors of Pure may approve and implement any amendments to the Option Plan or the Options themselves prior to the Effective Time as it determines are necessary or desirable to implement the Plan of Arrangement, provided such amendments are satisfactory to the Purchaser, acting reasonably.

2.6	Treatment of DSUs

(a)	The particulars of DSUs outstanding as at the Agreement Date have been disclosed by Pure in Section 2.6(a) of the Disclosure Letter, including: (i) the holders of DSUs and the number of DSUs held by them; (ii) the date of grant; and (iii) the date of expiry.

(b)	The Parties acknowledge and agree that the redemption of all outstanding DSUs will occur on or immediately before the Effective Time and that Pure and the directors of Pure will take all such actions as are necessary or desireable to effect the foregoing as is required under the DSU Plan, including the payment of the amounts required to be paid by Pure upon redemption of the outstanding DSUs under the DSU Plan, less applicable Tax withholdings.

2.7	Treatment of PSUs and RSUs

(a)	The particulars of PSUs and RSUs outstanding as at the Agreement Date have been disclosed by Pure in Section 2.7(a) of the Disclosure Letter, including: (i) the holders of PSUs and RSUs and the number of PSUs and RSUs held by them; (ii) the date of grant; (iii) the date of expiry; (iv) for PSUs, the performance criteria affecting vesting or redemption under the PRSU Plan; and (v) the applicable vesting dates.

(b)	The Parties acknowledge and agree that the vesting and redemption of all outstanding PSUs and RSUs will occur on or immediately before the Effective Time and that Pure and the directors of Pure will take all such actions as are necessary or desireable to effect the foregoing as is required under the PRSU Plan, including the payment of the amounts required to be paid by Pure upon redemption of the PSUs and RSUs under the PRSU Plan, less applicable Tax withholdings.

2.8	Officers and Employees

(a)	Unless otherwise agreed in writing between the Parties, Purchaser covenants and agrees, and after the Effective Time will cause Pure and any successor to Pure to covenant and agree, that for a period of 12 months after the Effective Time, each employee of Pure who is employed immediately prior to the Effective Time and continues employment thereafter shall be offered compensation not less than, and benefits that are, in the aggregate, no less favourable than, those provided to such employees immediately prior to the Effective Time.

(b)	Purchaser covenants and agrees, and after the Effective Time will cause Pure and any successor to Pure, to honour and comply with the terms of all existing change of control agreements and employment and severance obligations of Pure, as such agreements and obligations exist at the date of this Agreement and as included in the Data Room Information, including pursuant to the Employment Agreements, and all obligations of Pure under the Plans.

(c)	The provisions of this Section 2.8 are solely for the benefit of the Parties to this Agreement, and no employee of Pure or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Section 2.8, and nothing herein shall be (i) construed as an amendment to any Plan or any other employee benefit plan for any purpose, (ii) give any employee or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third person any right to enforce the provisions of this Section 2.8 or (iii) obligate Purchaser or, following the Effective Time, Pure, or any of their respective affiliates to (A) maintain any particular benefit plan or refrain from amending or terminating any benefit plan, or (B) retain the employment of any particular employee.

2.9	Indemnities and Directors’ and Officers’ Insurance

(a)	Purchaser agrees that, for a period of 6 years after the Effective Time, Pure and any successor to Pure will not take any action to terminate or adversely affect, and will fulfill its obligations pursuant to, indemnities provided or available to or in favour of past and present officers and directors of Pure and its affiliates pursuant to the provisions of the articles, by-laws or other constating documents of Pure, applicable corporate legislation and any written indemnity agreements (and each of them), which have been entered into between Pure and its affiliates and their past or current officers or directors effective on or prior to the Agreement Date and are set forth on Section 2.9(a) of the Disclosure Letter. Pure has provided Purchaser the most recent form of indemnity agreement used for its directors and officers on or prior to the Agreement Date.

(b)	Prior to the Effective Time, Pure shall purchase run off directors’ and officers’ liability insurance for the benefit of its officers and directors having a coverage period of up to six years from the Effective Time.

2.10	Withholding Taxes

Purchaser, Pure and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable to any Person under the Plan of Arrangement such amounts as Purchaser, Pure or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Authority, which Purchaser covenants to do, or cause to be done.

2.11	Support Agreements

Pure has, concurrent with the execution of this Agreement, delivered to Purchaser the Support Agreements representing not less than 11% of the issued and outstanding Pure Shares.

2.12	Purchaser Funds; Promissory Note

On the Closing Date, Purchaser shall remit or cause to be remitted funds to Pure in an amount equal to the payment obligations of Pure contemplated by Section 2.12 of the Disclosure Letter (the “Loan Payment”) in consideration for a demand non-interest bearing promissory note issued concurrently by Pure to the Purchaser in a principal amount equal to the amount of such remitted funds, on the condition and provided that such payment obligations of Pure shall be consistent with the corresponding sums and terms disclosed in writing by Pure in the Disclosure Letter. For greater certainty, the funds remitted in respect of the payment obligations of Pure in respect of Pure Options as set out in Section 2.12 of the Disclosure Letter will only be in respect of validly surrendered Pure Options.

ARTICLE 3

COVENANTS

3.1	Covenants of Purchaser

From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 8, except as otherwise expressly permitted or specifically contemplated by this Agreement or as otherwise required by Applicable Laws or except with the prior written consent of Pure (such consent not to be unreasonably withheld or delayed):

(a)	Purchaser will make commercially reasonable efforts to assist Pure in obtaining the Interim Order and the Final Order and to carry out the intent or effect of this Agreement and the Arrangement;

(b)	To the extent permitted under Applicable Law and reasonably practicable, Purchaser will provide Pure with a reasonable opportunity to review and comment upon drafts of any document containing information regarding the Arrangement or Pure which is required to be filed or publicly disclosed by Purchaser under Applicable Laws, if any, and Pure agrees to keep such information confidential until it is disseminated or filed (other than any disclosure which is duplicative of information previously made publicly available by any Party);

(c)	Purchaser will use reasonable best efforts to promptly notify Pure in writing of:

(i)	any material Governmental Authority or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of the Arrangement;

(ii)	all material matters relating to claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of Purchaser, threatened, against Purchaser related to the Arrangement;

(iii)	any circumstance or development that, to the knowledge of Purchaser, would reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the consummation of the Arrangement;

(iv)	any change affecting any representation or warranty provided by Purchaser in this Agreement where such change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect; and

(v)	any change in any fact or matter disclosed in writing or included in any of the information provided to Pure and its Representatives by Purchaser which would reasonably be considered material to Pure in the context of this Agreement or which might materially delay or impede the ability of Purchaser to consummate the Arrangement; provided that the delivery of any such notification will not modify, amend or supersede any fact or matter disclosed in writing or included in such information or any representation or warranty of Purchaser contained in this Agreement or in any certificate or other instrument delivered in connection herewith and will not affect any right of Pure hereunder;

(d)	Purchaser shall assist Pure in the preparation of the Circular and all Court documents related to the Interim Order and Final Order, and provide to Pure, in a timely and expeditious manner, the Purchaser Information for inclusion in the Circular and any amendments or supplements thereto, in each case complying in all material respects with all Applicable Securities Laws as of the date of the Circular and Purchaser shall provide Pure and its Representatives with a reasonable opportunity to review and comment on the Purchaser Information;

(e)	Purchaser will use its reasonable commercial efforts to assist Pure in securing all consents of third parties that are required to permit the inclusion of any reference to the name of Purchaser in, or in relation to, any Purchaser Information included in the Circular, including by reason of such name being included in a document incorporated by reference in the Circular, or otherwise, and will provide copies of such consents to Pure as soon as reasonably practicable; provided, however, that notwithstanding anything to the contrary in this Agreement, in connection with obtaining any such consent, Purchaser and its affiliates shall not be obligated to give any consideration or incur any liability or other obligation;

(f)	on or prior to the Business Day prior to the Effective Date, provided that there are no material impediments to the satisfaction of the conditions contained in Section 5.1 and 5.2 for the benefit of Purchaser which have not been waived by Purchaser, Purchaser shall provide to the Depositary sufficient funds to permit the Depositary to pay the aggregate amount that will be payable to the Pure Securityholders under the Arrangement;

(g)	Purchaser shall indemnify and save harmless Pure and the directors, officers and agents of Pure from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Pure or any director, officer or agent of Pure may be subject or which Pure, or any director, officer or agent of Pure, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation by Purchaser in the Circular;

(ii)	any order made or any inquiry, investigation or proceeding initiated by any securities commission or other competent authority based upon any untrue statement or omission, or alleged untrue statement or omission, of a material fact or any misrepresentation or any alleged misrepresentation by Purchaser in the Circular; or

(iii)	Purchaser not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement,

except that Purchaser will not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are caused by any untrue statement or omission, or alleged untrue statement or omission, of a material fact or any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Pure Information included in the Circular, the negligence of Pure or any director, officer or agent of Pure or the non-compliance by Pure with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(h)	Purchaser shall make all filings and applications under Applicable Laws that are required to be made by it in connection with the Arrangement and shall make commercially reasonable action necessary to be in compliance, in all material respects, with such Applicable Laws, including in connection with the Regulatory Approvals. Without limiting the generality of the foregoing, Purchaser shall use commercially reasonable efforts to take or cause to be taken, any and all steps and to make or give, or cause to be made or given, all things necessary, customary or proper, to obtain HSR Approval prior to the Outside Date. If any objections or concerns are asserted with respect to the Arrangement or Purchaser is advised that HSR Approval is unlikely to be obtained on the terms and conditions filed, Purchaser shall make commercially reasonable efforts to resolve such objections or concerns in a timely and expeditious manner;

(i)	Purchaser shall make commercially reasonable efforts to satisfy, or cause the satisfaction of, the conditions set out in Sections 5.1 and 5.3 as soon as reasonably practicable and following execution of this Agreement or by such date as expressly provided herein, to the extent that the satisfaction of the same is within the control of Purchaser;

(j)	Purchaser shall make commercially reasonable actions to give effect to the transactions contemplated by this Agreement; and

(k)	Purchaser shall ensure that it has available funds on the Business Day prior to the Effective Time to pay the cash consideration payable to the Pure Securityholders pursuant to the Arrangement and to make the Loan Payment as set out herein, and will take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amounts when required.

3.2	Covenants of Pure

From the Agreement Date until the earlier of the completion of the Arrangement or the termination of this Agreement in accordance with Article 8 except as otherwise expressly permitted or specifically contemplated by this Agreement, as otherwise required by Applicable Laws or except with the prior written consent of Purchaser (such consent not to be unreasonably withheld or delayed):

(a)	Pure shall conduct its business in the usual and ordinary course of business consistent with past practice and it shall use commercially reasonable efforts to maintain and preserve its business, assets, properties and goodwill and maintain satisfactory business relationships with suppliers, distributors, customers and others having business relationships with it;

(b)	Pure shall not, directly or indirectly, do or permit any of the following to occur: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or make any other payment (whether in cash, shares or property) in respect of its outstanding shares, except for Permitted Dividends; (iii) issue (other than on conversion, exercise, settlement or surrender of the currently outstanding Options or Incentive Awards or as set out in the Disclosure Letter), grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Pure or Pure Subsidiaries or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Shares; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) split, combine or reclassify any of its securities; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Pure; (vii) reduce the stated capital of any of its outstanding shares; or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)

Pure shall not, without the prior written consent of Purchaser (not to be unreasonably withheld or delayed), directly or indirectly, other than as contemplated by the Capital Program and Budget: (i) sell, pledge, dispose of or encumber any assets having a value in excess of $5 million in the aggregate, except in the ordinary course of business; (ii) expend or commit to expend any amount with respect to any capital expenditure, other than as contemplated by the Capital Program and Budget, in an amount in excess of $5 million in the aggregate; (iii) expend or commit to expend amounts in excess of $3 million in the aggregate with respect to operating expenses outside of the ordinary course of business, other than operating expenses incurred pursuant to the Arrangement or this Agreement; (iv) acquire or agree to acquire (by merger, amalgamation, consolidation or acquisition of shares) any corporation, partnership, trust or other business organization or division thereof that is not a subsidiary or affiliate of Pure as of the Agreement Date, or make any investment therein either by purchase of shares or securities or contributions of capital in excess of $3 million, or form any joint venture; (v) incur or commit to incur any indebtedness for borrowed money in excess of existing credit facilities provided such indebtedness is as incurred otherwise in contemplation with the other provisions of this Section 3.2(c), or any other material liability or obligation other than in respect of the Credit Agreement or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than the Transaction Costs and in respect of fees payable to legal, financial and other advisors in the ordinary course of business or as otherwise contemplated by this Agreement or the consummation of the transactions contemplated hereby; (vi) authorize, recommend or propose any release or relinquishment of any Material Contract right; (vii) waive, release, grant or transfer any material rights of value or modify or change in any material respect or terminate any existing Material Contract or any material license, lease, government land concession or other material document; (viii) except in the ordinary course of business (including, without limitation, in satisfaction of regulatory requirements), surrender, release or abandon the whole or any part of its assets; (ix) enter into any hedges, swaps or other financial instruments or like transactions or terminate any hedges, swaps or other financial instruments or like transactions; (x) enter into any non-arm’s length transactions including with any officers, directors, employees or consultants of Pure or transfer any property or assets of Pure to any directors, officers, employees or consultants; (xi) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Financial Statements or otherwise in the ordinary course of business or repayment of Pure’s bank indebtedness; (xii) change its fiscal year or its material accounting policies or procedures, except to the extent required to conform with GAAP; (xiii) enter into any consulting or contract operating agreement that cannot be terminated on 90 days or less notice without penalty; (xiv) subject to any Encumbrance any of the properties or assets (whether tangible or intangible) of Pure or any of the Pure Subsidiaries, other than Permitted Encumbrances; (xv) commence any legal proceeding or settle any legal proceeding, except in respect of settlement of a claim or commencement of a claim solely for the payment of monetary damages in an amount less than $3 million; (xvi) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any accounting method with respect to Taxes, file any materially amended Return, enter into any closing agreement with respect to Taxes, settle or compromise any proceeding with respect to any material Tax claim or assessment, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment; or (xvii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)	Pure shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, stock option plan, fund or arrangement for the benefit of employees, except as is necessary to comply with Applicable Laws or the existing provisions of any such plans, programs, arrangements or agreements or as contemplated herein;

(e)	other than the payment of Employee Obligations upon completion of the Arrangement, Pure shall not: (i) make any payment to any employee, officer, director or consultant outside of their ordinary and usual compensation for services provided, other than as contemplated herein; (ii) grant any officer, director, employee or consultant an increase in compensation in any form; (iii) grant any general salary increase; (iv) take any action with respect to the amendment of any severance, change of control or termination pay policies or arrangements for any directors, officers or employees, except as contemplated herein; (v) enter into or amend any existing employment, severance, termination or change of control agreement; (vi) adopt or amend (other than to permit accelerated vesting of currently outstanding Options or Incentive Awards as contemplated by this Agreement) any stock option plan or other equity compensation plan, including the Option Plan and Incentive Plans, or the terms of any outstanding options or rights thereunder; nor (vii) advance any loan to any officer, director, employee, consultant or any other party not at arm’s length;

(f)	Pure will promptly provide to Purchaser, for review by Purchaser and its counsel, prior to filing or issuance of the same, any proposed public disclosure document, including without limitation, any news release or material change report, subject to Pure’s obligations under Applicable Securities Laws to make continuous disclosure and timely disclosure of material information, and Purchaser agrees to keep such information confidential until it is filed as part of the Public Record;

(g)	Pure shall use commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equivalent to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Effective Date and Pure shall consult with Purchaser with respect to all such matters prior to taking any action in respect thereof;

(h)	Pure will use reasonable best efforts to promptly notify Purchaser in writing of:

(i)	any Governmental Authority or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of Pure or the Arrangement;

(ii)	all matters relating to claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of Pure, threatened, against Pure or related to the Arrangement;

(iii)	any circumstance or development that, to the knowledge of Pure, would have a material adverse effect or which would reasonably be expected to impede, interfere with or delay the Arrangement or prevent the consummation of the Arrangement;

(iv)	any change affecting any representation or warranty provided by Pure in this Agreement where such change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect; and

(v)	any change in any fact or matter disclosed in writing or included in any of the information provided to Purchaser and its Representatives in the course of their evaluation of Pure which might materially delay or impede the ability of Pure to consummate the Arrangement; provided that the delivery of any such notification will not modify, amend or supersede any fact or matter disclosed in writing or included in such information or any representation or warranty of Pure contained in this Agreement or in any certificate or other instrument delivered in connection herewith and will not affect any right of Purchaser hereunder;

(i)	Pure will maintain its status as a “reporting issuer” not in default under the securities legislation in force in all provinces of Canada where it is a reporting issuer at the Agreement Date;

(j)	Pure will maintain the listing of the Shares on the TSX;

(k)	Pure shall indemnify and save harmless Purchaser and the directors, officers and agents of Purchaser from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Purchaser or any director, officer or agent of Purchaser, may be subject or which Purchaser, or any director, officer or agent of Purchaser, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation by Pure in the Circular;

(ii)	any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular; or

(iii)	Pure not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement,

except that Pure shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of, or are caused by, any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Purchaser Information included in the Circular, or the negligence of Purchaser or any director, officer or agent of Pure or the failure of Purchaser to comply with Applicable Law in connection with the transactions contemplated by this Agreement;

(l)	except for proxies and non-substantive communications with the holders of Pure securities and communications that Pure is required to keep confidential pursuant to Applicable Law, Pure shall furnish promptly to Purchaser, or Purchaser’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Pure from holders of Pure securities or regulatory agencies in connection with: (i) the Arrangement; (ii) the Pure Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and (iv) any dealings with stock exchanges or regulatory agencies in connection with the transactions contemplated by this Agreement;

(m)	Pure shall use commercially reasonable efforts to cause the resignation of its directors effective at the Effective Time and to secure mutual releases from each such director, in a form satisfactory to Purchaser, acting reasonably, in favour of Pure and Purchaser;

(n)	Pure shall convene and hold the Pure Meeting, at which meeting the Arrangement Resolution shall be submitted to the Pure Securityholders entitled to vote upon such resolution for approval, and Pure shall provide notice to Purchaser of the Pure Meeting and allow Purchaser’s Representatives to attend such meeting;

(o)	subject to the terms of this Agreement and the fiduciary duties of the directors and officers of Pure, Pure shall solicit proxies to be voted at the Pure Meeting in favour of matters to be considered at the Pure Meeting, including the Arrangement Resolution and, if requested by Purchaser, acting reasonably, shall engage a proxy solicitation agent (provided that the costs of any such proxy solicitation agent will not form part of the Transaction Costs and will be paid by Purchaser) to solicit proxies in favour of the Arrangement Resolution and cooperate with any Persons engaged to solicit proxies in favour of the approval of the Arrangement Resolution;

(p)	Pure shall advise Purchaser, as Purchaser may request, and on a daily basis on each of the last ten Business Days prior to the proxy cutoff date for the Pure Meeting, as to the aggregate tally of the proxies received by Pure in respect of the Arrangement Resolution and any other matters to be considered at the Pure Meeting;

(q)	Pure shall conduct the Pure Meeting in accordance with the by-laws of Pure and any instrument governing the Pure Meeting (including without limitation, the Interim Order), as applicable, and otherwise in accordance with Applicable Laws;

(r)	Pure shall make all filings and applications under Applicable Laws that are required to be made by it in connection with the Arrangement and shall make commercially reasonable action necessary to be in compliance, in all material respects, with such Applicable Laws, including in connection with the Regulatory Approvals;

(s)	Pure shall promptly advise Purchaser of the number of Pure Shareholders for which Pure receives notices of dissent or written objections to the Arrangement and provide Purchaser with copies of such notices and written objections on an as received basis and subject to Applicable Laws, shall provide Purchaser with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of Pure to any Pure Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution and reasonable consideration shall be given to any comments made by Purchaser and its counsel prior to sending any such written communications. Pure shall not settle any claims with respect to Dissent Rights without the prior written consent of Purchaser, not to be unreasonably withheld or delayed;

(t)	Pure shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons including, without limitation, all Persons who are non-residents of Canada for the purposes of the Tax Act, all amounts that are required to be so withheld by any Applicable Laws and Pure shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;

(u)	Pure shall (i) duly and on a timely basis file all material Returns required to be filed by it and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all material Taxes which are due and payable unless validly contested; (iii) not make a request for a Tax ruling or enter into a settlement agreement with any Governmental Authority; (iv) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and (v) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all material Taxes accruing in respect of Pure which are not due or payable prior to the Effective Date; and

(v)	Pure shall make commercially reasonable efforts to satisfy or cause the satisfaction of the conditions set out in Sections 5.1 and 5.2 as soon as reasonably practicable following execution of this Agreement to the extent that the satisfaction of the same is within the control of Pure.

3.3	Mutual Covenants Regarding the Arrangement

From the Agreement Date until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 8:

(a)	each Party shall make commercially reasonable efforts to cause the Effective Date to occur as soon as reasonably practicable and, in any event, by the Outside Date;

(b)	each Party shall make commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including making commercially reasonable efforts to:

(i)	obtain all waivers, consents and approvals from other parties to leases and other Contracts to which it is a party that may be necessary or desirable to permit the completion of the Arrangement on the terms contemplated hereby;

(ii)	obtain all necessary consents, assignments, waivers and amendments to, or terminations of, any instruments or other documents to which it is a party, or by which it is bound, that may be necessary to permit it to carry out the transactions contemplated by this Agreement and to take such other steps and actions as may be necessary or appropriate to fulfill its obligations hereunder (provided neither Purchaser nor Pure shall be required to pay any consent fees or make other accommodations to any counterparties thereunder in exercising commercially reasonable efforts to obtain such consents); and

(iii)	as directed by Purchaser, oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement, to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby, and to cooperate with the other Party with respect to the defense and settlement of any such proceeding.

(c)	each Party agrees that it will not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or commercially reasonable action to not be taken, which is inconsistent with this Agreement or which would render or may reasonably be expected to render any representation or warranty made by it in this Agreement untrue in any material respect prior to the Effective Date or which would reasonably be expected to materially impede the consummation of the Arrangement or to prevent or delay the consummation of the transactions contemplated hereby, in each case, except as permitted by this Agreement;

(d)	in connection with obtaining the HSR Approval:

(i)	Purchaser shall use all reasonable best efforts to take or cause to be taken, any and all steps and to make or give, or cause to be made or given, all things necessary or proper to obtain HSR Approval prior to the Outside Date. In connection therewith:

(A)	Each of Purchaser and Pure shall (i) prepare and jointly file, as soon as practicable and, in any event, within ten 10 days after the date of execution of this Agreement, file a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby, and (ii) if requested, promptly supply any additional information that may be requested pursuant to the HSR Act; and

(B)	if any objections or concerns are asserted with respect to the transactions contemplated by this Agreement or Purchaser is advised that HSR Approval is unlikely to be obtained on the terms and conditions filed, Purchaser shall, without limitation, (i) enter into any settlement, undertaking, stipulation or agreement or agree to any order regarding competition law matters in connection with any objections, requests or requirements of any Governmental Authority to the transactions contemplated hereby and (ii) agree to divest or otherwise hold separate (including by establishing a trust or otherwise), or take any other action with respect to any portion of the Purchaser’s or Pure’s business, assets or properties;

(ii)	each Party will:

(A)	cooperate with one another, including by way of furnishing such information as may be reasonably requested by a Party, in connection with the preparation and submission of all applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) as may be or become necessary or desirable in connection with obtaining HSR Approval;

(B)	promptly inform the other Parties of any material communication received by that Party from any Governmental Authority in respect of obtaining HSR Approval;

(C)	use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Authority requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining HSR Approval;

(D)	permit the other Parties to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining HSR Approval, and will provide the other Parties a reasonable opportunity to comment thereon where timing permits and agree to consider those comments in good faith;

(E)	promptly provide the other Party with any applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) that were submitted to a Governmental Authority in respect of obtaining HSR Approval;

(F)	make commercially reasonable efforts to ensure that, to the extent permitted by Applicable Law, prior to participating in any substantive meetings or discussions (whether in person, by telephone or otherwise) with any Governmental Authority, the other Party is consulted in advance, and such other Party or its external legal counsel is given the opportunity to attend and participate thereat unless the representatives of the Governmental Authority request otherwise;

(G)	keep the other Parties informed of the status of discussions relating to obtaining HSR Approval;

(iii)	notwithstanding any requirement in this Section 3.3, if a Party (in this Section 3.3 only, a “Disclosing Party”) is required to provide information to another Party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information or otherwise reasonably determines in respect thereof that disclosure should be restricted, the Disclosing Party may restrict the provision of such competitively sensitive and other information only to external legal counsel of the Receiving Party, provided that the Disclosing Party also provides the Receiving Party a redacted version of any such application, notice, filing, submissions, undertakings, correspondence or communications (including responses to requests for information and inquiries from any Governmental Authority) which does not contain any such competitively sensitive or other restricted information;

(e)	in connection with obtaining all other Regulatory Approvals:

(i)	each Party shall, as directed by Purchaser, make commercially reasonable efforts to effect all necessary registrations and filings and submissions of information requested by Governmental Authorities or required to be effected or submitted by it in connection with the Arrangement, to obtain all necessary consents, waivers and approvals required to be obtained by it in connection with the Arrangement, and each of Purchaser and Pure will make commercially reasonable efforts to cooperate with the other in connection with the performance by the other Party of its obligations under this Section 3.3(e)(i) including, without limitation, assisting with the preparation and filing of any applications and continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Purchaser and Pure, subject in all cases to the Confidentiality Agreement;

(ii)	notwithstanding any other provision in this Agreement, except as otherwise required by Applicable Law, where either Purchaser or Pure, as the case may be, is obligated to provide information that it deems, acting reasonably, to be competitively sensitive information to the other Party in connection with obtaining any other Regulatory Approvals, Purchaser or Pure, as the case may be, shall provide such competitively sensitive information only to the external legal counsel of the other Party or to external experts hired by external counsel to Purchaser or Pure (or both) on the basis that such competitively sensitive information shall not be shared by such counsel or external experts with any other Person other than the Governmental Authority;

(iii)	promptly inform the other Parties of any material communication received by that Party from any Governmental Authority in respect of obtaining the other Regulatory Approvals; and

(iv)	keep the other Parties informed of the status of discussions related to obtaining the other Regulatory Approvals; and

(f)	each Party shall make commercially reasonable efforts to cooperate with the other Parties in connection with the performance by another Party of its obligations under this Agreement including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between Representatives of Purchaser and Pure, subject in all cases to the applicable Confidentiality Agreement.

3.4	Pure’s Covenants Regarding Non-Solicitation

(a)	Pure shall: (i) immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any officers, directors, employees, consultants, advisors (including financial and legal advisors), representatives and agents or other parties acting on its behalf (“Representatives”) of Pure), if any, with any third parties (other than Purchaser) initiated before the Agreement Date with respect to any proposal that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (ii) as and from the Agreement Date until termination of this Agreement pursuant to Article 8, discontinue providing access to any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise; and (iii) (pursuant to and in accordance with each applicable confidentiality agreement) promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with Pure relating to an Acquisition Proposal as defined in Sections 1.1(b)(i), 1.1(b)(ii), 1.1(b)(iii) and 1.1(b)(iv) and shall make commercially reasonable efforts to cause such requests to be honoured.

(b)	Pure shall not, directly or indirectly, do, or authorize or permit any of its Representatives to do, any of the following:

(i)	solicit or knowingly facilitate, initiate or encourage or take any action to solicit or knowingly facilitate, initiate, entertain or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including, without limitation, by way of furnishing information;

(ii)	withdraw or modify, or propose to withdraw or modify, in any manner adverse to Purchaser, the approvals, determinations and recommendations of the board of directors of Pure as set out in Section 2.2(c);

(iii)	enter into or participate in any negotiations or any discussions regarding an Acquisition Proposal, or furnish or provide access to any information with respect to its securities, business, properties, operations or conditions (financial or otherwise) in connection with or in furtherance of an Acquisition Proposal, or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iv)	accept, recommend, approve, agree to, endorse or propose publicly to accept, recommend, approve, agree to or endorse any Acquisition Proposal; or

(v)	release, waive, terminate or otherwise forbear in the enforcement of, amend or modify, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear or amend or modify, in respect of, any rights or other benefits under any confidentiality agreements to which Pure is a party, including, without limitation, any “standstill provisions” thereunder, except that Purchaser acknowledges and agrees that the automatic release of any standstill provisions of such existing agreements in accordance with their terms as a result of the entering into of this Agreement shall not be considered a breach of this Section 3.4(b)(v);

provided, however, that notwithstanding any provisions of Sections 3.4(a)(i) or (ii) or this Section 3.4(b), Pure and its Representatives may:

(vi)	enter into, or participate in, any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by Pure or any of its Representatives) seeks to initiate such discussions or negotiations that does not result from a breach of this Section 3.4 and, subject to execution of a confidentiality and standstill agreement between Pure and the third party substantially similar to the Confidentiality Agreement, and provided that such confidentiality agreement shall provide for the disclosure thereof, along with the information provided thereunder, to Purchaser, may furnish to such third party information concerning Pure and its business, affairs, properties and assets, in each case if, and only to the extent that:

(A)	the third party has first made an unsolicited written bona fide Acquisition Proposal and the board of directors of Pure determines in good faith: (1) that is not subject to a financing condition and the funds or other consideration necessary for the consummation of such Acquisition Proposal are available or, as demonstrated to the board of directors of Pure, acting in good faith, that adequate financing arrangements will be in place to ensure that the third party will have the funds necessary for the consummation of the Acquisition Proposal, if any; (2) that is not subject to any due diligence or access condition, other than to permit access to the books, records or personnel of Pure which is not more extensive than that which would customarily be provided for confirmatory due diligence purposes; (3) that the board of directors of Pure and any relevant committee thereof has determined in good faith (after receipt of advice from a financial advisor and outside legal counsel) is reasonably capable of being completed in accordance with its terms within a time frame that is reasonable in the circumstances taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; and (4) in respect of which the board of directors of Pure has determined in good faith (after the receipt of advice from its legal counsel in respect of (I) below, and its financial advisors in respect of (II) below, in each case as reflected in the minutes of the board of directors), that (I) failure to recommend such Acquisition Proposal would be inconsistent with its fiduciary duty under Applicable Laws; and (II) such Acquisition Proposal if consummated in accordance with its terms, would reasonably be expected to result in a transaction financially superior for the Pure Shareholders than the transaction contemplated by this Agreement in its current form (including taking into account any modifications to this Agreement proposed by Purchaser as contemplated by Section 3.4(d)) (a “Superior Proposal”); and

(B)	prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, Pure provides prompt notice to Purchaser to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person or entity and provides to Purchaser a copy of the confidentiality and standstill agreement referenced above and, if not previously provided to Purchaser, copies of all information provided to such third party concurrently with the provision of such information to such third party, together with the information required to be provided under Section 3.4(d);

(vii)	comply with Division 3 of National Instrument 62-104 — Take-Over Bids and Issuer Bids and similar provisions under Applicable Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

(viii)	accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party and, in connection therewith, withdraw any approval or recommendation contemplated by Section 3.4(b)(ii), but only if prior to such acceptance, recommendation, approval or implementation, (A) the board of directors of Pure shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(d) and after receiving the advice of its financial advisor and outside legal counsel, as reflected in minutes of the board of directors of Pure, that such third party’s Acquisition Proposal is a Superior Proposal and the failure to take such action is inconsistent with the discharge of the fiduciary duties of the Pure board of directors under Applicable Laws, (B) Pure complies with its obligations set out in Section 3.4(d), and (C) Pure terminates this Agreement in accordance with Section 8.1(d) and concurrently therewith pays the Purchaser Termination Fee to Purchaser.

(c)	Pure shall promptly (and in any event within 24 hours of receipt by Pure) notify Purchaser (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to Pure, its assets, or any amendments to the foregoing received by Pure. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) received by Pure or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal, offer or request (to the extent then known by Pure). Pure shall also provide such further and other details of the Acquisition Proposal or any amendment thereto as Purchaser may reasonably request (to the extent then known by Pure). Pure shall keep Purchaser fully informed of the status, including any change to material terms, of any Acquisition Proposal or any amendment thereto, shall respond promptly to all reasonable inquiries by Purchaser with respect thereto, and shall provide to Purchaser copies of all material correspondence and other written material sent to or provided to Pure by any Person in connection with such inquiry, proposal, offer or request or sent or provided by Pure to any Person in connection with such inquiry, proposal, offer or request.

(d)

Following receipt of a Superior Proposal, Pure shall give Purchaser, orally and in writing, at least three Business Days advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall: (i) confirm that the board of directors of Pure has determined that such Acquisition Proposal constitutes a Superior Proposal; (ii) identify the third party making the Superior Proposal; (iii) confirm that the entering into of a definitive agreement to implement such Superior Proposal is not subject to any due diligence or access condition; and (iv) confirm that a definitive agreement to implement such Superior Proposal has been settled between Pure and such third party in all material respects, and Pure will concurrently provide a true and complete copy thereof and, will thereafter promptly provide any amendments thereto, to Purchaser. During the three Business Day period commencing on the delivery of such notice, Pure agrees not to accept, recommend, approve or enter into any definitive agreement to implement such Superior Proposal and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such three Business Day period, Pure shall, and shall cause its financial and legal advisors to, negotiate in good faith with Purchaser and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement that would result in the Arrangement, as amended, being equal or superior from a financial point of view to the Pure Securityholders than the Superior Proposal. In the event Purchaser confirms in writing its commitment to amend this Agreement to provide a transaction financially equivalent or superior for the Pure Shareholders than the Superior Proposal and so advises the board of directors of Pure prior to the expiry of such three Business Day period, the board of directors of Pure shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. Notwithstanding the foregoing, and for greater certainty, Purchaser shall have no obligation to make or negotiate any changes to this Agreement in the event that Pure is in receipt of a Superior Proposal. Pure acknowledges that each successive material modification of any Superior Proposal shall constitute a new Superior Proposal for purposes of this Section 3.4(d).

(e)	The board of directors of Pure shall reaffirm its recommendation of the Arrangement by news release promptly, and in any event within three Business Days of being requested to do so by Purchaser (or in the event that the Pure Meeting to approve the Arrangement is scheduled to occur within such three Business Day period, prior to the scheduled date of such meeting), in the event that: (i) any Acquisition Proposal is publicly announced unless the board of directors of Pure has determined that such Acquisition Proposal constitutes a Superior Proposal in accordance with this Section 3.4; or (ii) the Parties have entered into an amended agreement pursuant to Section 3.4(d) that results in any Acquisition Proposal not being a Superior Proposal.

(f)	Purchaser agrees that all information that may be provided to it by Pure with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreement and such information shall not be disclosed or used except in accordance with the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(g)	Each Party shall ensure that its Representatives are aware of the provisions of this Section 3.4. Pure shall be responsible for any breach of this Section 3.4 by its Representatives.

3.5	Access to Information

(a)	From and after the Agreement Date until the earlier of the Effective Time and the termination of this Agreement, Pure shall, subject to compliance with Applicable Laws, the Confidentiality Agreement and the terms of any Contracts (in which circumstances Pure will make commercially reasonable efforts to obtain a waiver thereof) and upon reasonable notice, provide Purchaser and its Representatives access, during normal business hours and at such other time or times as Purchaser may reasonably request, to its premises (including field offices and sites), books, Contracts, Returns, records, properties, employees and management personnel and shall furnish promptly to Purchaser all information concerning its business, properties, operations and personnel as Purchaser may reasonably request in order to permit Purchaser to be in a position to expeditiously and efficiently integrate the business and operations of Pure with those of Purchaser immediately upon but not prior to the Effective Date, provided that Pure’s compliance with any request under this Section 3.5(a) shall not unduly interfere with the conduct of Pure’s business.

(b)	The Parties acknowledge and agree that all information provided by Pure to Purchaser (or any of its Representatives) pursuant to this Section 3.5 shall be considered to be “Confidential Information” for purposes of the Confidentiality Agreement and shall be subject to the Confidentiality Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Purchaser

Purchaser hereby makes the representations and warranties set out in this Section 4.1 to, and in favour of, Pure and acknowledges that Pure is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)	Organization and Qualification. Purchaser has been duly incorporated and is validly subsisting under the Applicable Laws of its jurisdiction of formation.

(b)	Authority Relative to this Agreement. Purchaser has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Purchaser of the Arrangement and the transactions contemplated by this Agreement have been duly authorized by the board of directors of Purchaser and no other proceedings on the part of Purchaser are necessary to authorize this Agreement, the Arrangement or the other transactions contemplated herein. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	No Violations. Except as contemplated by this Agreement:

(i)	neither the execution and delivery of this Agreement by Purchaser nor the consummation of the Arrangement and the transactions contemplated by this Agreement nor compliance by Purchaser with any of the provisions hereof will:

(A)	violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, the constating or governing documents of Purchaser; or

(B)	subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Purchaser;

(except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, be reasonably likely to materially delay or impede the ability of Purchaser to consummate the Arrangement); or

(ii)	other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approvals of the Court and HSR Approval:

(A)	there is no legal impediment to Purchaser’s consummation of the Arrangement; and

(B)	no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Purchaser in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, be reasonably likely to materially delay or impede the ability of Purchaser to consummate the Arrangement.

(d)	Funds Available. Purchaser has, and on the Business Day prior to the Effective Time will have sufficient funds available to pay the cash consideration payable to the Pure Securityholders pursuant to the Arrangement and to make the Loan Payment as set out herein and to satisfy all other obligations payable by Purchaser pursuant to this Agreement and the Arrangement.

(e)	Litigation. There are no claims (whether formal or informal), actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Purchaser, threatened, affecting or that would reasonably be expected to affect Purchaser at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of Purchaser which would reasonably be expected to materially delay or impede the ability of Purchaser to consummate the Arrangement.

(f)	Compliance with Laws. Purchaser is not in violation of any Applicable Laws which violation would reasonably be expected to materially delay or impede the ability of Purchaser to consummate the Arrangement, and Purchaser has not received any notice of any alleged violation of any such Applicable Laws other than where such notice would not reasonably be expected to materially delay or impede the ability of Purchaser to consummate the Arrangement.

(g)	Proceeds of Crime. To the knowledge of Purchaser, Purchaser has not, directly or indirectly: (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Corrupt Practice Act of 1977 (United States) (to the extent applicable) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Purchaser and its operations and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

(h)	Investment Canada Act. The Purchaser is a trade agreement investor within the meaning of the Investment Canada Act (Canada).

4.2	Representations and Warranties of Pure

Pure hereby makes the representations and warranties set out in this Section 4.2 to and in favour of Purchaser and acknowledges that Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)	Organization and Qualification. Pure and each Pure Subsidiary is validly subsisting under the Applicable Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as now conducted. Pure and each Pure Subsidiary is duly registered or authorized to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not have a material adverse effect on Pure.

(b)	Authority Relative to this Agreement. Pure has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Pure of the transactions contemplated by the Arrangement have been duly authorized by the board of directors of Pure and no other proceedings on the part of Pure are necessary to authorize this Agreement, the Arrangement or the other transactions contemplated herein other than the approval of the Arrangement Resolution by Pure Securityholders and approval of the Circular and matters relating to the Pure Meeting by the board of directors of Pure. This Agreement has been duly executed and delivered by Pure and constitutes a legal, valid and binding obligation of Pure enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries. Pure has no subsidiaries and does not directly or indirectly own any equity interest or investment (whether equity or debt) in any Person other than the Pure Subsidiaries.

(d)	No Violations. Except as contemplated by this Agreement:

(i)	neither the execution and delivery of this Agreement by Pure nor the consummation of the transactions contemplated by the Arrangement nor compliance by Pure with any of the provisions hereof will:

(A)	except as disclosed in Section 4.2(d) of the Disclosure Letter, violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Pure or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) articles or by-laws of Pure; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Pure is a party or to which it, or any of its properties or assets, may be subject or by which it is bound;

(B)	subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation in Canada applicable to Pure or any of its properties or assets; or

(C)	cause the suspension or revocation of any authorization, consent, approval or license currently in effect,

except, in the case of each of clauses (A)(2) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances (other than Permitted Encumbrances) which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have a material adverse effect on Pure, or materially delay or impede the ability of Pure to consummate the Arrangement; or

(ii)	other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approvals of the Pure Securityholders, the Court and HSR Approval:

(A)	there is no legal impediment to Pure’s consummation of the Arrangement; and

(B)	no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Pure in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a material adverse effect on Pure, or materially delay or impede the ability of Pure to consummate the Arrangement.

(e)	Litigation. Except as disclosed in Section 4.2(e) of the Disclosure Letter, there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Pure, threatened, affecting or that would reasonably be expected to affect Pure and the Pure Subsidiaries taken as a whole or affecting or that would reasonably be expected to affect any of their respective properties or assets taken as a whole at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of Pure or a Pure Subsidiary which would reasonably be expected to cause, individually or in the aggregate, a material adverse change to Pure, or would materially delay or impede the ability of Pure to consummate the Arrangement.

(f)	Taxes, etc. Except as disclosed in Section 4.2(f) of the Disclosure Letter, or to the extent that any matter referred to in this subparagraph does not, and would not reasonably be expected to, have a material adverse effect on Pure:

(i)	all material Returns required to be filed by or on behalf of Pure for periods ended on and prior to the Agreement Date have been duly filed on a timely basis and such tax returns are complete and correct in all material respects. All material Taxes shown to be payable on such Returns or on subsequent material assessments with respect thereto have been paid in full on a timely basis, other than those Taxes being contested in good faith, and no other material Taxes are payable by Pure with respect to items or periods covered by such Returns;

(ii)	Pure has paid or has withheld and remitted to the appropriate Taxing Authority all material Taxes, including any instalments or prepayments of Taxes, that are due and payable on or prior to the Agreement Date whether or not shown as being due on any Return, or, where payment is not yet due, Pure has established adequate accruals in conformity with GAAP in the Financial Statements for the period covered by such Financial Statements for any material Taxes, including income taxes and related future taxes, if applicable, that have not been paid, whether or not shown as being due on any Tax Return. Pure has, in all material respects, made adequate provision or disclosure in its books and records for any Taxes accruing in respect of any period subsequent to the period covered by such Financial Statements, whether or not shown as being due on any Return;

(iii)	no material deficiencies have been asserted in writing by any Governmental Authority with respect to Taxes of Pure that have not yet been settled;

(iv)	Pure has made available to Purchaser, to the extent requested by Purchaser, true and complete copies of: (A) material income tax audit reports, statements of deficiencies, notices of assessment and notices of reassessment of Pure, material closing or other agreements received by Pure or on behalf of Pure relating to Taxes; and (B) any material income tax returns for Pure including all predecessor entities, in all cases in respect of tax years ended on or after December 31, 2016;

(v)	Pure is not a party to any material action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Pure, has such an event been asserted in writing by any Governmental Authority or threatened against Pure or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to material Taxes or Returns of Pure. No material audit by Taxing Authorities of Pure is in process or to the knowledge of Pure, pending; and

(vi)	Pure is not a party to or bound by any material Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement or similar agreement. Pure has no material liability for the Taxes of any other Person under any applicable legislation, as a transferee or successor, by contract or otherwise.

(g)

Securities Laws. Pure is a “reporting issuer” in each of the Provinces of Canada, except for Quebec, and is in material compliance with all Applicable Securities Laws therein and the Shares are listed and posted for trading on the TSX. Pure is not in default of any material requirements of any Applicable Securities Laws or any rules or regulations of, or agreement with, the TSX. The documents and information comprising the Public Record did not at the respective times they were filed with the relevant securities regulatory authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in the Public Record prior to the Agreement Date. Pure has not filed any confidential material change report that, at the Agreement Date, remains confidential. No delisting of, suspension of trading in or cease trading order with respect to any securities of Pure and, to the knowledge of Pure, no inquiry or investigation (formal or informal) by any securities authority, or any enforcement action, is in effect or ongoing by any securities authority or, to the knowledge of Pure, expected to be implemented or undertaken against Pure, other than the delisting of the Shares after the Effective Time.

(h)	Capitalization. As of the Agreement Date, the authorized capital of Pure consists of an unlimited number of Shares and an unlimited number of preferred shares, issuable in series. As of the Agreement Date, there are 54,975,561 Shares and nil preferred shares issued and outstanding. Other than as disclosed in the Disclosure Letter, Incentive Awards providing for the issuance of up to 1,184,414 Shares and Options providing for the issuance of 3,460,625 Shares, there are no options, warrants, subscriptions, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Pure or any Pure Subsidiary of any securities of Pure (including Shares) or any Pure Subsidiary or requiring Pure or any Pure Subsidiary to redeem, repurchase or otherwise acquire any securities, or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Pure (including Shares) or any Pure Subsidiary. All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Shares issuable upon the exercise of Options or pursuant to outstanding Incentive Awards will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Shares, there are no securities of Pure outstanding which have the right to vote with Pure Shareholders on any matter. Neither Pure nor any Pure Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) rights of any equity securities of Pure or securities which are convertible, exerciseable or exchangeable for any equity securities of Pure or any of the Pure Subsidiaries. Neither Pure nor any Pure Subsidiary has granted any registration rights on any of its equity securities.

(i)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Shares or any other securities of Pure has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Pure, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(j)	Financial Statements. The Financial Statements, a true and complete copy of which are available in the Public Record, have been prepared from the books and records of Pure in accordance with GAAP, and present fairly in accordance with GAAP the financial position, results of operations and changes in financial position of Pure as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments which are not, in the aggregate, material to Pure). There has been no material change in Pure’s accounting policies, except as described in the notes to the Financial Statements.

(k)	Auditors. The auditors of Pure are independent public accountants and there is not now, and there has not been since January 1, 2017, any reportable event (as defined in NI 51-102) with the auditors of Pure.

(l)	Books and Records. The corporate records and minute books of Pure have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Purchaser except that minutes of certain recent meetings of the board of directors of Pure or committees thereof have not been prepared or finalized as at Agreement Date (provided that details of the matters discussed at such meetings have been disclosed to Purchaser prior to the Agreement Date, except for meetings of the board of directors of Pure or the special committee of the board of directors of Pure relating to the Arrangement or the process of Pure leading up to the execution of this Agreement) and in certain cases, minutes of the board of directors of Pure and committees of the board of directors of Pure in respect of strategic matters have been withheld.

(m)	Absence of Undisclosed Liabilities. Pure does not have any liabilities in the aggregate in excess of $15 million, other than:

(i)	those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Financial Statements (the “Balance Sheet”);

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Balance Sheet under GAAP; and

(iii)	those incurred in the ordinary course of business since the date of the Balance Sheet and consistent with past practice.

(n)	Internal Control Over Financial Reporting. Pure maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pure; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Pure are being made only in accordance with authorizations of management and directors of Pure; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Pure that could have a material effect on its financial statements. To the knowledge of Pure, except as disclosed in the Public Record, prior to the Agreement Date, there are no material weaknesses in the internal controls over financial reporting of Pure that are reasonably likely to materially and adversely affect the ability of Pure to record, process, summarize and report financial information; and there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Pure.

(o)	Absence of Certain Changes or Events. Except as disclosed in the Public Record or as set forth on Section 4.2(o) of the Disclosure Letter, and except for the Arrangement or any action taken in accordance with this Agreement, since December 31, 2016:

(i)	Pure has conducted its business only in the ordinary course of business consistent with past practice; and

(ii)	Pure has not, and to the knowledge of Pure, no director, officer, employee or auditor of Pure, has received or otherwise had or obtained knowledge of any fraud, material complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of Pure or its internal accounting controls.

(p)	Registration, Exemption Orders, Licenses, etc. To the knowledge of Pure, Pure has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations that are required by any Governmental Authority necessary in connection with its business as it is now being or proposed to be conducted (collectively, the “Governmental Authorizations”), except where the failure to obtain or be in compliance would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Pure. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Pure. Except as disclosed in Section 4.2(p) of the Disclosure Letter, no proceedings are pending or, to the knowledge of Pure, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Pure.

(q)	Compliance with Laws. Pure and each Pure Subsidiary is not in violation of any Applicable Laws which violation would reasonably be expected to have a material adverse effect on Pure. The operations and business of Pure and each Pure Subsidiary is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Pure or would materially delay or impede the ability of Pure to consummate the Arrangement, and Pure and each Pure Subsidiary has not received any notice of any alleged violation of any such Applicable Laws other than where such notice would not reasonably be expected to have a material adverse effect on Pure or would materially delay or impede the ability of Pure to consummate the Arrangement.

(r)	Related Party Transactions. Except as permitted by this Agreement and except for the Employment Agreements and other than Options, Incentive Awards and director and officer indemnity agreements and amounts due as normal salaries and in reimbursement of ordinary expenses, there are no Contracts or other transactions (including with respect to loans or other indebtedness) currently in place between Pure and: (i) any officer, director or employee of, or consultant to a member of Pure; (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Pure; or (iii) any associate or affiliate of any such Person (collectively, “Related Parties”).

(s)

Environmental. To the knowledge of Pure, except to the extent that any violations or other matters referred to in this subparagraph does not, and would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Pure, no written notice, order, complaint or penalty has been received by Pure alleging that Pure or any Pure Subsidiary is in violation of, or has any liability or potential liability under, any Environmental Law, and, there are no judicial, administrative or other actions, suits or proceedings pending or, to the knowledge of Pure, threatened against Pure or any Pure Subsidiary which allege a violation of, or any liability or potential liability under, any Environmental Laws. To the knowledge of Pure, the operations of Pure are in compliance in all material respects with the terms of Environmental Laws.

(t)	Absence of Undisclosed Changes. There has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Pure from the position set forth in the Financial Statements (other than as have been disclosed in the Public Record on or prior to Agreement Date) and Pure has not incurred or suffered a material adverse change since September 30, 2017 (other than as have been disclosed in the Public Record on or prior to Agreement Date) and since that date there have been no material facts, transactions, events or occurrences which would have a material adverse effect on Pure which have not been disclosed in the Public Record.

(u)	Insurance. Policies of insurance that are in force as of the Agreement Date naming Pure as an insured and disclosed to the Purchaser in Section 4.2(u) of the Disclosure Letter prior to the date hereof to the knowledge of Pure, remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(v)	Anti-Corruption.

(i)	Neither Pure nor any Pure Subsidiary has, directly or indirectly: (A) made, offered or authorized any contribution, payment, promise, advantage or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or any official of any public international organization; or (B) made any contribution to any candidate for public office, in either case where either the payment or the purpose of such contribution, payment, promise, advantage or gift would violate, or was or would be prohibited under, Applicable Laws, including the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and the Convention’s Commentaries, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder, as applicable.

(ii)	There is no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator involving Pure or any Pure Subsidiary that is pending or threatened under any applicable financial recordkeeping and reporting requirements and under all applicable money laundering laws and statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, whether in Canada or other jurisdictions.

(iii)	None of Pure, any Pure Subsidiary, nor, to the knowledge of Pure, any director or officer of Pure or any Pure Subsidiary, has been or is the subject of any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (in this Section 4.2(v) only, “OFAC”) (including but not limited to the designation as a “specially designated national or blocked person” thereunder), the Government of Canada, Her Majesty’s Treasury, the European Union or any other relevant sanctions authority; and neither Pure nor any Pure Subsidiary is in violation of any of the economic sanctions of the United States administered by OFAC or economic sanctions of any other relevant sanctions authority or any law or executive order relating thereto (in this Section 4.2(v)(iii) only, the “Economic Sanctions”) or is conducting business with any Person subject to any Economic Sanctions.

(w)	Equity Monetization Plans. Other than the Options and Incentive Awards, there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any employee of Pure and which are based upon the revenue, value, income or any other attribute of Pure.

(x)	Pre-emptive Rights. Pure does not have any knowledge of any outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any Person to acquire any of the rights, title, interests, property, licenses or assets of Pure or any Pure Subsidiary that will be triggered or accelerated by the Arrangement.

(y)

Material Contracts. Pure has disclosed in Section 4.2(y) of the Disclosure Letter a list of all of the following Contracts in effect on the Agreement Date (the “Material Contracts”) and, except where disclosure is otherwise prohibited under the applicable Contract as disclosed in Section 4.2(y) of the Disclosure Letter, correct, current and complete copies of the Material Contracts have been made available to Purchaser in the Data Room Information: (i) any Contract entered into since January 1, 2015 or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition of assets or securities or other equity interests involving Pure or any Pure Subsidiaries having a value of in excess of $5 million; (ii) all Contracts pursuant to which Pure or any Pure Subsidiary will, or may reasonably be expected to result in a requirement of Pure or any Pure Subsidiary to, expend more than an aggregate of $1 million or receive or be entitled to receive revenue of more than an aggregate of $1 million in either case in the next 12 months; (iii) any Contracts relating directly or indirectly to the guarantee by Pure or any Pure Subsidiary of any liabilities or obligations or to the incurrence of indebtedness (currently outstanding or which may become outstanding) for borrowed money by Pure or any Pure Subsidiaries; (iv) any Contract (A) which constitutes a joint venture agreement or partnership, teaming agreement, or other similar agreement involving a sharing of profits, losses, costs or liabilities of Pure or any Pure Subsidiary with any other Person that will, or may reasonably be expected to result in a requirement of Pure or any Pure Subsidiary to, expend more than an aggregate of $250,000 or receive or be entitled to receive revenue of more than an aggregate of $250,000 in either case in the next 12 months or (B) that relates to the joint development of intellectual property; (v) any Contract involving Pure or any Pure Subsidiary which contains any outstanding “earn out,” contingent purchase price, or similar contingent payment obligations; (vi) any Contract which (A) limits the freedom of Pure or any Pure Subsidiary or their respective affiliates to engage in any line of business, acquire any entity or compete with any Person or in any market or geographical area, except such contracts cannot be terminated by Pure on less than six months notice, (B) contains exclusivity obligations, any “take or pay” obligations or similar restrictions or (C) grants a most-favored nation status to any Person; (vii) any Contract which constitutes an employment agreement, consulting agreement or option agreement with an officer of Pure or provides for base compensation, severance, retention, change of control or other similar payments to any employee or consultant of Pure or any Pure Subsidiary in excess of $250,000 per year and (viii) any Contract that is otherwise material to Pure or that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a material adverse effect on Pure. Assuming that such agreements have been authorized, executed and delivered by all of the parties thereto other than Pure and that such agreements and other documents constitute legal, valid and binding obligations of the parties thereto other than Pure, enforceable against each of them in accordance with their respective terms, each of such

Material Contracts constitutes a legally valid and binding agreement of Pure enforceable in accordance with their respective terms and Pure is not, and to the knowledge of Pure no other party thereto is, in default in the observance or performance of any term or obligation to be performed by it under any such Contract or agreement and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which breach or default would reasonably be expected to have a material adverse effect on Pure. Neither Pure nor any of the Pure Subsidiaries has received any written notice of any default or event that with or without notice or the lapse of time, or both, would constitute a default by Pure or the applicable Pure Subsidiary that is party thereto under any Material Contract, except for defaults that would not, and would not reasonably be expected to, either individually or in the aggregate, have a material adverse effect on Pure. Neither Pure nor any Pure Subsidiary has received any written notice of termination or cancellation of any Material Contract.

(z)	Intellectual Property. Except as would not be reasonably expected to have, individually or in the aggregate, a material adverse effect:

(i)	Except as disclosed in Section 4.2(z) of the Disclosure Letter, to the knowledge of Pure, Pure and any subsidiary of Pure directly or indirectly own or possess the right to use all licenses, patents, patent applications, registered trademarks or services marks, trademark or service mark applications, domain names, industrial design registrations, industrial design applications, supplemental type certificates, registered copyrights and copyright applications (collectively, the “Pure Intellectual Property”) necessary to conduct their respective businesses as presently conducted, free and clear of any Encumbrances, other than Permitted Encumbrances, and all Pure Intellectual Property is valid, enforceable, in full force and effect, and has not expired, been cancelled, terminated or used or enforced, or failed to be used or enforced.

(ii)	To the knowledge of Pure, the Pure Intellectual Property is not being and has not been infringed, violated or misappropriated by any other Person, except as disclosed in Section 4.2(z) of the Disclosure Letter.

(iii)	Pure reasonably believes that all commercially reasonable steps, given the nature and value of the applicable Pure Intellectual Property, have been taken to protect and maintain the Pure Intellectual Property (including any trade secrets or confidential information therein).

(aa)	Real and Personal Property. Section 4.2(aa) of the Disclosure Letter sets forth a true and complete list of (i) all real property owned by Pure or any of the Pure Subsidiaries and (ii) all real property leased for the benefit of Pure or any of the Pure Subsidiaries pursuant to a Contract providing for annual aggregate rent in excess of $250,000. Pure and each Pure Subsidiary has good and valid title to, or a valid and enforceable leasehold interest in, all real and personal property owned or leased by it or them, except where the failure to hold such title or interest would not reasonably be expected to have a material adverse effect on Pure. None of Pure’s or the Pure Subsidiaries’ ownership of or leasehold interest in any such property is subject to any Encumbrances other than Permitted Encumbrances.

(bb)	Employee Benefit Plans. Pure has made available to Purchaser a list of each employee benefits plan covering active, former or retired employees of Pure, any related trust agreement, annuity or insurance contract or other funding vehicle (collectively, the “Plans”) in Section 4.2(bb) of the Disclosure Letter, and provided true, complete and correct copies of each Plan in the Data Room Information, and:

(i)	each Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Laws or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor;

(ii)	all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof;

(iii)	each Plan that is required or intended to be qualified under Applicable Laws or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and to the knowledge of Pure, nothing has occurred since the date of the last qualification, registration or approval that would reasonably be expected to adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(iv)	there are no pending or anticipated material claims against or otherwise involving any of the Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought against or with respect to any Plan;

(v)	all material contributions, reserves or premium payments required to be made to the Plans have been made or provided for; and

(vi)	Pure has no material obligations for retiree health and life benefits under any Plan.

(cc)	Employees.

(i)	Pure has disclosed in writing to Purchaser in Section 4.2(cc) of the Disclosure Letter a complete list of all employees of Pure, including certain information with respect to each of the employees of Pure.

(ii)	no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of Pure by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have Pure declared a related employer or successor employer pursuant to applicable labour legislation. To the knowledge of Pure, it has not engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other material labour dispute is occurring. To the knowledge of Pure, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to Pure that could reasonably be expected to have a material adverse effect on Pure or lead to a material and continuing interruption of operations of Pure at any location. Pure has not engaged in any closing or lay-off activities within the past two years that would violate or in any way subject Pure to group termination or lay-off requirements of Applicable Laws.

(iii)	Pure has not recognized any trade union or has not had any staff association, staff council, works council or other organisation formed for or arrangements having a similar purpose and no notification to any trade union, staff association, staff council, works council or other organisation formed for or in respect of any arrangements having a similar purpose is required by Pure for the purpose of consummating the Arrangement.

(dd)	Employment Agreements. Except for the Employment Agreements disclosed in Section 4.2(dd) of the Disclosure Letter, which, Pure is not a party to any written Contracts of employment which may not be terminated on more than one month’s notice (except under Applicable Laws relating to employment matters) or which provide for payments occurring on a change of control of Pure. Pure has provided true and correct copies of the Employment Agreements and amendments that have been made prior to the Agreement Date, if any, to Purchaser and no additional amendments to such Employment Agreements have been made or agreed to by the parties thereto.

(ee)	Brokers and Finders. Except as disclosed in Section 4.2(ee) of the Disclosure Letter, Pure has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby. Pure has made available to Purchaser true and complete copies of its agreements with such advisors.

(ff)	Long Term and Derivative Transactions. Pure has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions, currency options, or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(gg)	Board Approval. Based upon, among other things, the opinion of the Financial Advisor, the board of directors of Pure has: (i) determined that the Arrangement is in the best interests of Pure and the Pure Shareholders; (ii) approved this Agreement and the transactions contemplated hereby; (iii) determined that the consideration to be received by the Pure Shareholders is fair, from a financial point of view, to the Pure Shareholders; and (iv) resolved to recommend that the Pure Shareholders vote in favour of the Arrangement.

(hh)	Rights Plans. Pure does not have any shareholder rights plan or any other form of plan, Contract or instrument that will trigger any rights to acquire Shares or other securities of Pure or rights, entitlements or privileges in favour of any Person upon the entering into of this Agreement or in connection with the Arrangement, with the exception of the Option Plan and the Incentive Plans.

(ii)	No Guarantees. Other than standard indemnification of directors and officers in accordance with existing indemnification agreements, the by-laws of Pure or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements, credit facilities, transfer agent and registrar agreements, and in the ordinary course provided to service providers, neither Pure nor any Pure Subsidiary has guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, or has or will guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of any Person.

(jj)	Bank Accounts. Pure has disclosed to Purchaser in Section 4.2(jj) of the Disclosure Letter an accurate and complete list of each financial institution in or with which Pure has an account, credit line or safety deposit box, and the names of all persons currently authorized to draw thereon or having access thereto.

(kk)	Off-Balance Sheet Arrangements. Pure does not have any “off-balance sheet arrangements” as such term is defined under GAAP.

(ll)	Transaction Costs. The aggregate Transaction Costs shall not exceed the amount disclosed in writing by Pure to Purchaser (subject to the exceptions noted therein) in Section 4.2(ll) of the Disclosure Letter. Pure has disclosed in writing to Purchaser Pure’s bona fide good faith estimate of each component of the Transaction Costs.

(mm)	Employee Obligations. The aggregate Employee Obligations shall not exceed the amount as disclosed in writing by Pure to Purchaser (subject to the exceptions noted therein) in Section 4.2(mm) of the Disclosure Letter. Pure has disclosed in writing to Purchaser Pure’s bona fide good faith estimate of each component of the Employee Obligations.

4.3	Privacy Issues

(a)	For the purposes of this Section 4.3, “Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as a representative of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (for purposes of this Section 4.3, “Recipient”) by or on behalf of the other Party (for purposes of this Section 4.3, “Disclosing Party”) as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient on or prior to the Agreement Date.

(b)	Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by law, obtained the consent of such individual to such use or disclosure.

(c)	In addition to its other obligations hereunder, Recipient covenants and agrees to:

(i)	prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;

(ii)	after the completion of the transactions contemplated herein,

(A)	collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (a) the Disclosing Party or Recipient has first notified such individual of such additional purpose, and where required by law, obtained the consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual; and

(B)	where required by Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient;

(iii)	return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and

(iv)	notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Law.

ARTICLE 5

CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and in particular the completion of the Arrangement, are subject to the satisfaction, on or before the Closing Date, or such other time specified, of the following conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to each of Purchaser and Pure, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Purchaser or Pure, acting reasonably, on appeal or otherwise;

(b)	the Pure Shareholder Approval shall have been obtained;

(c)	on or prior to the Outside Date, the Final Order shall have been granted in form and substance satisfactory to each of Purchaser and Pure, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Purchaser or Pure, acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Purchaser and Pure, acting reasonably;

(e)	the HSR Approval shall have been obtained;

(f)	all required Regulatory Approvals and consents necessary for the completion of the Arrangement set forth in Section 5.1(f) of the Disclosure Letter, other than those otherwise contemplated in Section 5.1(e), shall have been obtained on terms and conditions satisfactory to each of Pure and Purchaser, acting reasonably; and

(g)	no action shall have been taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued after the Agreement Date by any Governmental Authority, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated by this Agreement; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated by this Agreement.

The foregoing conditions are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by any Party (with respect to such Party) in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights that such Party may have.

5.2	Additional Conditions to Obligations of Purchaser

The obligation of Purchaser to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Closing Date or such other time specified, of the following conditions:

(a)	Pure shall have complied in all material respects with its covenants herein, and Pure shall have provided to Purchaser a certificate of two senior officers certifying compliance with such covenants; provided that Pure shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(b)	the representations and warranties of Pure set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date); provided the representations and warranties of Pure set forth in Section 4.2(h) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Effective Date as if made on and as of such date, and Pure shall have provided to Purchaser a certificate of two senior officers certifying such accuracy on the Effective Date, provided that Pure shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(c)	Pure shall have furnished Purchaser with:

(i)	a certified copy of each resolution duly passed by the board of directors of Pure approving the execution and delivery of this Agreement and the performance by Pure of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement; and

(ii)	a certified copy of the Arrangement Resolution approved by Pure Shareholders and, subject to Section 2.5, the Pure Optionholders, at the Pure Meeting;

(d)	no material adverse change in respect of Pure shall have occurred on or after the Agreement Date and prior to the Effective Time;

(e)	no action, suit, proceeding, objection or opposition shall have been commenced or threatened against Pure before or by any domestic or foreign court, tribunal or Governmental Authority or any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of Purchaser, acting reasonably, in either case, has had or, if the Arrangement was consummated, would result in a material adverse change or have a material adverse effect in respect of Pure or would materially delay or impede the ability of the Parties to complete the Arrangement;

(f)	all of the outstanding Options and Incentive Awards shall have been exercised or been cancelled or terminated or will be cancelled pursuant to the Plan of Arrangement;

(g)	on the Effective Date, each of the directors of Pure shall have provided his or her resignation and each such director shall have delivered a mutual release in favour of Pure and Purchaser, in a form satisfactory to Purchaser, acting reasonably;

(h)	holders of not more than 10% of the issued and outstanding Shares shall have exercised such Dissent Rights; and

(i)	the amounts payable in connection with the categories of Transaction Costs and Employee Obligations, and amounts payable in respect of the Incentive Awards and Options, listed in Exhibit E of the Disclosure Letter shall not exceed the respective amounts therefor set forth in Exhibit E of the Disclosure Letter.

The conditions in this Section 5.2 are for the exclusive benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances or may be waived by Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser may have.

5.3	Additional Conditions to Obligations of Pure

The obligation of Pure to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Closing Date or such other time specified, of the following conditions:

(a)	Purchaser shall have complied in all material respects with its covenants herein, and Purchaser shall have provided to Pure a certificate of two senior officers certifying compliance with such covenants; provided that Purchaser shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Pure (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(b)	the representations and warranties of Purchaser set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), and Purchaser shall have provided to Pure a certificate of two senior officers or authorized signatories certifying such accuracy on the Effective Date, provided that Purchaser shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Pure (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(c)	Purchaser shall have furnished Pure with a certified copy of each resolution duly passed by the board of directors of Purchaser approving the execution and delivery of this Agreement and the performance by Purchaser of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement;

(d)	no action, suit, proceeding, objection or opposition shall have been commenced or threatened against Purchaser before or by any domestic or foreign court, tribunal or Governmental Authority or any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of Pure, acting reasonably, in either case, has had or, if the Arrangement was consummated, would materially delay or impede the ability of the Parties to consummate the Arrangement; and

(e)	Purchaser shall have irrevocably deposited, or caused to be deposited with the Depositary, and Pure shall have received written confirmation of the receipt of such funds by the Depositary not later than one Business Day prior to the Closing Date, the aggregate amount that will be payable to the Pure Securityholders under the Arrangement, and Purchaser shall have paid the Loan Payment to Pure on the Closing Date.

The conditions in this Section 5.3 are for the exclusive benefit of Pure and may be asserted by Pure regardless of the circumstances or may be waived by Pure in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Pure may have.

5.4	Notice and Effect of Failure to Comply with Covenants or Conditions

(a)	Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the Agreement Date to the Effective Date, of any event or state of facts that would, or would be likely to: (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant or condition to be complied with or satisfied by any Party hereunder; provided, however, that no such notification shall affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)	If any of the conditions precedent set out in any of Sections 5.1, 5.2 or 5.3 is not satisfied or waived by the Party for whose benefit such condition is provided on or before the date required for the satisfaction thereof, then the Party for whose benefit the condition precedent is provided may, in addition to any other remedies it may have at law or equity, terminate this Agreement as provided for in Section 8.1(b)(iii), provided that, prior to the filing of the Articles of Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or conditions precedent and shall provide in such notice that the other Party shall be entitled to cure any breach of a covenant or representation and warranty or other matters within five Business Days after receipt of such notice (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date). More than one such notice may be delivered by a Party.

5.5	Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6

AGREEMENT AS TO DAMAGES

6.1	Purchaser Damages

If at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement:

(a)	the board of directors of Pure: (i) fails to make any of the recommendations or determinations required to be made by it in Section 2.2(c); (ii) withdraws, or modifies, changes or qualifies in a manner adverse to Purchaser any of the recommendations or determinations required to be made by it in Section 2.2(c); (iii) fails to publicly reaffirm any of its recommendations or determinations referred to in Section 2.2(c) in the manner and within the time period set out in Section 3.4(e); or (iv) resolves or publicly proposes to do any of the foregoing;

(b)	a bona fide Acquisition Proposal (or a bona fide intention to make one) is publicly announced, proposed, offered or made to Pure, the Pure Shareholders or the board of directors of Pure prior to the date of the Pure Meeting, and the Pure Shareholders do not approve the Arrangement Resolution and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal is consummated within twelve months of the date of termination of this Agreement;

(c)	the board of directors of Pure (or any committee thereof) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into an agreement to implement a Superior Proposal in compliance with Section 3.4;

(d)	Pure breaches any of the covenants made by it in this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of Pure or would or would reasonably be expected to materially delay, impede or prevent the consummation of the Arrangement, provided that Purchaser shall have given Pure written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(e)	Pure breaches any of the representations or warranties made by it in this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of Pure or would or would reasonably be expected to materially delay, impede or prevent the consummation of the Arrangement, provided that Purchaser shall have given Pure written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

(each of the above hereinafter referred to as a “Purchaser Damages Event”) Pure shall, in the event of the termination of this Agreement pursuant to Section 8.1, pay to Purchaser the Purchaser Termination Fee, as liquidated damages, in immediately available funds, to an account designated by Purchaser, within five Business Days after the occurrence of the first Purchaser Damages Event, and after the occurrence of such Purchaser Damages Event, but prior to payment of the Purchaser Termination Fee, Pure shall be deemed to hold an amount equal to the Purchaser Termination Fee in trust for Purchaser. Pure shall only be obligated to pay one Purchaser Termination Fee pursuant to this Section 6.1.

For greater certainty, provided that an event under Section 6.1 has not occurred, the occurrence of other events, including, but not limited to, the failure to satisfy the mutual conditions to close relating to HSR Approval under Section 5.1(e), and other Regulatory Approvals under Section 5.1(f), shall not result in a Purchaser Damages Event, unless the failure to satisfy such conditions was a result of a breach of any of the covenants or representations made by Pure in this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to be the cause of the non-satisfaction of such conditions such that a Purchaser Damages Event would thereby have occurred pursuant to Section 6.1(d) or Section 6.1(e), as applicable.

6.2	Liquidated Damages and Specific Performance

Solely in the event of a (x) termination by Pure pursuant to Section 8.1(d) or (y) termination by Purchaser pursuant to Section 8.1(c), each of Purchaser and Pure acknowledges that the payment of the Purchaser Termination Fee is a payment of liquidated damages and represents a genuine pre-estimate of the damages that Purchaser will suffer or incur as a result of the event giving rise to such termination of this Agreement and is not a penalty. Pure irrevocably waives any right it may have to raise as a defence that any such liquidated damages payable by it are excessive or punitive. For greater certainty, Purchaser and Pure agree that receipt of the Purchaser Termination Fee is the sole monetary remedy of Purchaser hereunder solely in the event of a (x) termination by Pure pursuant to Section 8.1(d) or (y) termination by Purchaser pursuant to Section 8.1(c). Nothing in this Article 6 shall preclude Purchaser or Pure from (x) seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants of the other Party set out in this Agreement, the Confidentiality Agreement or specific performance of any of such covenants of the other Party, without the necessity of posting bond or security in connection therewith, or (y) seeking a remedy for any willful breach or fraud.

ARTICLE 7

AMENDMENT

7.1	Amendment

This Agreement may, at any time and from time to time before or after the holding of the Pure Meeting, be amended by written agreement of the Parties without, subject to Applicable Laws, further notice to, or authorization from, their respective securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of Purchaser or Pure hereunder;

(b)	waive any inaccuracies in, or modify, any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with, or modify, any of the covenants contained herein and waive or modify performance of any of the obligations of Purchaser or Pure hereunder; or

(d)	waive satisfaction of, or modify, any of the conditions precedent set out herein,

provided that no such amendment reduces or adversely affects the consideration to be received by the Pure Shareholders without approval by the Pure Shareholders given in the same manner as required for the approval of the Arrangement.

ARTICLE 8

TERMINATION

8.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Purchaser and Pure;

(b)	by either Purchaser or Pure, provided that a Purchaser Damages Event has not occurred:

(i)	if the Pure Shareholder Approval is not obtained at the Pure Meeting;

(ii)	if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date; or

(iii)	as provided in Section 5.4(b), provided that the failure to satisfy the particular condition precedent being relied upon as a basis for termination of this Agreement did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Agreement;

(c)	by Purchaser upon the occurrence of a Purchaser Damages Event, as provided in Section 6.1; or

(d)	by Pure upon the occurrence of a Purchaser Damages Event, as set out in Section 6.1(c), and the payment by Pure to Purchaser of the Purchaser Termination Fee specified in Section 6.1, provided however that Pure has complied with its obligations set out in Section 3.4.

In the event of the termination of this Agreement in the circumstances set out in this Section 8.1, this Agreement shall forthwith become void and be of no further force or effect and no Party shall have any liability or further obligation to the other hereunder except (x) with respect to the obligations set out in any of Section 4.3, Article 6, Article 9 and Article 10, all of which shall survive such termination, and (y) nothing herein shall relieve any Party from liability for any willful breach or fraud. For greater certainty, the termination of this Agreement pursuant to this Article 8 shall not affect the rights or obligations of any Party under the Confidentiality Agreement and such confidentiality agreement shall remain in full force and effect, subject to any further agreement of the Parties.

ARTICLE 9

NOTICES

9.1	Notices

Any notice that is required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered personally (including by courier) or sent by facsimile or email to the Party to whom it is addressed, as follows:

(a)	if to Purchaser, addressed to it at:

Xylem Inc.

1 International Drive

Rye Brook, NY 10573

Attention:         General Counsel

with a copy to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Attention:         Barbara L. Becker and Saee Muzumdar

Facsimile:         (212) 351-4035

Email:               BBecker@GibsonDunn.com and SMuzumdar@GibsonDunn.com

and to:

Stikeman Elliott

1155 boul. René-Lévesque Ouest, 41e étage

Montréal, QC H3B 3V2 Canada

Attention:         John Leopold and Maxime Turcotte

Email:              JLeopold@stikeman.com and MTurcotte@stikeman.com

(b)	if to Pure, addressed to it at:

Pure Technologies Ltd.

705 11 Avenue SW

Calgary, Alberta    T2R 0E3

Attention:        John F. Elliott, Chief Executive Officer

Facsimile:       +1(403) 266-6570

Email:              jack.elliott@puretechltd.com

and to:

Attention:        Nicole Springer, Senior Vice President, Corporate Services

Facsimile:       +1(403) 266-6570

Email:     nicole.springer@puretechltd.com

with a copy to:

McCarthy Tétrault LLP

4000, 421 – 7 Avenue SW

Calgary, Alberta    T2P 4K9

Attention:         Gordon Cameron

Facsimile:         +1(403) 260-3501

Email:               gcameron@mccarthy.ca

or to such other address as a Party may, from time to time, advise to the other Party by notice in writing. Notices given by way of facsimile or email shall be conclusively deemed to have been received on the date of their transmittal (if on a Business Day during normal business hours of the recipient and, if not, on the next Business Day). Notices delivered by hand or courier shall be conclusively deemed to have been received on the date of delivery.

ARTICLE 10

GENERAL

10.1	Assignment and Enurement

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and assigns; provided that this Agreement may not be assigned by either Party without the prior written consent of the other Party, except that Purchaser may assign all or any portion of its rights and obligations under this Agreement to any of its wholly-owned direct or indirect subsidiaries but none of any such assignments shall (a) relieve Purchaser of its obligations hereunder, (b) impede, delay or prevent the receipt of any Regulatory Approvals or the satisfaction of any other conditions precedent set forth in Article 5, or (c) impede, delay or prevent the consummation of the Arrangement.

10.2	Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any of its directors, officers, employees or agents to issue, any news release or other written statement with respect to this Agreement or the Arrangement; provided, that a Party may, without obtaining the other Parties’ consent make public announcements containing information consistent with any prior press releases or public statements made by the Parties. Notwithstanding the foregoing, if either Party is required by Applicable Laws, or the rules of any stock exchange on which any of its securities may be listed, to make any disclosure relating to this Agreement or the transactions contemplated by this Agreement, such disclosure may be made, but that Party shall make commercially reasonable efforts to consult with the other Party as to the nature and wording of such disclosure prior to it being made.

10.3	Costs

Except as expressly set out herein, each Party covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated by this Agreement. Purchaser shall be responsible for any filing fees payable in respect of any filings made under the HSR Act in regards to the transactions contemplated by this Agreement.

10.4	Severability

If any one or more of the provisions (or any part thereof) of this Agreement is determined to be invalid, illegal or unenforceable in any respect in any jurisdiction, such provision or provisions (or part or parts thereof) shall be, and shall be conclusively deemed to be, as to such jurisdiction, severable from the balance of this Agreement and:

(a)	the validity, legality or enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired by the severance of the provisions (or parts thereof) so severed; and

(b)	the invalidity, illegality or unenforceability of any provision (or part thereof) of this Agreement in any jurisdiction shall not affect or impair such provision (or part thereof) or any other provisions of this Agreement in any other jurisdiction.

10.5	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Parties, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as the other Parties may reasonably request in order to fully perform and carry out the terms and intent of this Agreement.

10.6	Time of Essence

Time shall be of the essence of this Agreement.

10.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta in respect of all disputes arising under or in relation to this Agreement.

10.8	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to equitable remedies, including specific performance, a restraining order and interlocutory, preliminary and permanent injunctive relief and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the Parties.

10.9	Waiver

No waiver by a Party shall be effective unless it is set out in a written instrument signed by such Party and any waiver shall affect only the matter, and the occurrence thereof, specifically identified in the applicable written instrument and shall not extend to any other matter or occurrence.

10.10	Third Party Beneficiaries

The provisions of Sections 2.9 and 3.1(g)(i)-(ii) are intended for the benefit of all present and former directors and officers of Pure, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives and the provisions of Section 3.2(k) are intended for the benefit of Purchaser and all present and former directors and officers of Purchaser, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and each of Purchaser and Pure, as applicable, shall hold the rights and benefits of Sections 2.9, 3.1(g)(i)-(ii) and 3.2(k) in trust for and on behalf of the Third Party Beneficiaries and each of Purchaser and Pure hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except as expressly provided in this Section 10.10, nothing in this Agreement shall create or be deemed to create any third-party beneficiary rights in any Person not a party to this Agreement.

10.11	Counterparts

This Agreement may be executed in counterparts and by facsimile or portable document format (PDF), each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

XYLEM INC.

By:	/s/ Patrick Decker
Name:	Patrick Decker
Title:	Chief Executive Officer

PURE TECHNOLOGIES LTD.

By:	/s/ John F. Elliott
Name:	John F. Elliott
Title:	President and Chief Executive Officer

[Signature Page to Arrangement Agreement]

SCHEDULE “A”

PLAN OF ARRANGEMENT

(See attached.)

A-1

SCHEDULE “B”

FORM OF SUPPORT AGREEMENTS

(See attached.)

B-1